UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 30, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2016
and report of independent registered
public accounting firm

Management’s Report on Internal Control over Financial Reporting

1 The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Statutory Audit Committee, principal executive and principal financial officers, and effected by the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2016 the Company’s internal control over financial reporting is effective.

São Paulo, January 27, 2017

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil, January 27, 2017

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

Assets	2016	2015

Current
Cash and cash equivalents (Note 9)	2,660,073	1,077,651
Marketable securities (Note 10)	2,033,159	1,411,864
Derivative financial instruments (Note 11)	256,723	26,795
Trade accounts receivable, net (Note 12)	634,987	742,352
Inventory (Note 13)	1,638,014	1,571,146
Recoverable taxes (Note 14)	144,182	462,487
Other assets	149,718	168,283

	7,516,856	5,460,578

Non-current
Marketable securities (Note 10)	5,688	68,142
Derivative financial instruments (Note 11)	242,323	273,694
Related parties receivables (Note 16)	9,777	11,714
Recoverable taxes (Note 14)	1,717,901	1,511,971
Advances to suppliers (Note 22)	664,381	630,562
Judicial deposits	198,657	195,344
Deferred taxes (Note 15)	1,210,541	2,399,213
Assets held for sale (Note 1(b) / Note 37)	598,257	598,257
Other assets	111,032	92,714

Investments (Note 17)	130,388	137,771
Biological assets (Note 18)	4,351,641	4,114,998
Property, plant and equipment (Note 19)	13,107,192	9,433,386
Intangible assets (Note 20)	4,575,694	4,505,634

	26,923,472	23,973,400

Total assets	34,440,328	29,433,978

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

Liabilities and shareholders’ equity	2016	2015

Current
Loans and financing (Note 23)	1,138,287	1,072,877
Derivative financial instruments (Note 11)	245,839	302,787
Trade payables (Note 24)	1,866,831	668,017
Payroll, profit sharing and related charges	168,056	170,656
Taxes payable	85,573	564,439
Dividends payable	396,785	86,288
Other payables	121,750	90,235

	4,023,121	2,955,299

Non-current
Loans and financing (Note 23)	15,014,224	11,670,955
Derivative financial instruments (Note 11)	234,795	825,663
Deferred taxes (Note 15)	409,266	270,996
Provision for legal proceeds, net (Note 25)	189,892	165,325
Liabilities related to the assets held for sale (Note 1(b) / Note 37)	477,000	477,000
Other payables	274,350	253,420

	16,599,527	13,663,359

Total liabilities	20,622,648	16,618,658

Shareholders’ equity (Note 29)
Share capital	9,729,006	9,729,006
Share capital reserve	11,350	15,474
Treasury shares	(10,378)	(10,378)
Other reserves	1,599,640	1,639,901
Statutory reserves	2,421,456	1,378,365

Equity attributable to shareholders of the Company	13,751,074	12,752,368

Equity attributable to non-controlling interests	66,606	62,952

Total shareholders’ equity	13,817,680	12,815,320

Total liabilities and shareholders’ equity	34,440,328	29,433,978

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2016	2015	2014

Net revenues (Note 32)	9,614,817	10,080,667	7,083,603
Cost of sales (Note 34)	(7,108,346)	(5,878,209)	(5,545,537)

Gross profit	2,506,471	4,202,458	1,538,066

Operating income (expenses)
Selling expenses (Note 34)	(481,306)	(437,253)	(365,214)
General and administrative (Note 34)	(275,797)	(265,621)	(265,077)
Equity in results of joint-venture	(751)	393	(622)
Other operating income and expense, net (Note 34)	(321,167)	24,347	749,462

	(1,079,021)	(678,134)	118,549

Income before financial income and expenses	1,427,450	3,524,324	1,656,615

Financial income (Note 33)	282,465	221,679	133,950
Financial expenses (Note 33)	(751,710)	(569,793)	(1,040,597)
Result of derivative financial instruments, net (Note 33)	700,927	(830,128)	(6,236)
Foreign exchange gain (loss) and indexation charges, net (Note 33)	1,384,535	(2,507,023)	(721,842)

	1,616,217	(3,685,265)	(1,634,725)

Income (loss) before income taxes	3,043,667	(160,941)	21,890

Income taxes
Current (Note 15 (b))	(53,265)	(684,246)	(46,280)
Deferred (Note 15 (b))	(1,326,786)	1,202,172	186,942

Net income for the year	1,663,616	356,985	162,552

Attributable to
Shareholders of the Company	1,654,848	342,185	155,584

Non-controlling interest	8,768	14,800	6,968

Net income for the year	1,663,616	356,985	162,552

Basic earnings per share (in Reais) (Note 36)	2.99	0.62	0.28

Diluted earnings per share (in Reais) (Note 36)	2.98	0.62	0.28

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2016	2015	2014

Net income for the year	1,663,616	356,985	162,552

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations (Note 30(c))	(39,427)	8,721	(7,288)
Tax effect thereon	13,405	(2,963)	2,478
Share of other comprehensive income - Veracel post-employment benefit obligations (Note 30(c))	(370)	(291)
Tax effect thereon	125	99

	(26,267)	5,566	(4,810)

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn Corporation (“Ensyn”) (Note 17)(b))	(20,682)	31,853	5,837
Tax effect thereon	7,032	(10,830)	(1,985)
Foreign exchange effect on available-for-sale financial assets - CelluForce Inc. (“CelluForce”) (Note 17)(b))	(522)
Tax effect thereon	178

	(13,994)	21,023	3,852

Total other comprehensive income (loss) for the year, net of taxes	(40,261)	26,589	(958)

Total comprehensive income for the year, net of taxes	1,623,355	383,574	161,594

Attributable to
Shareholders of the Company	1,614,587	368,774	154,626

Non-controlling interest	8,768	14,800	6,968

	1,623,355	383,574	161,594

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2016, 2015 and 2014

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481			14,444,899	46,355	14,491,254

Net income									155,584	155,584	6,968	162,552
Other comprehensive income					(958)					(958)		(958)
					(958)				155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends forfeited							231			231		231
Stock option program			1,232							1,232		1,232
Dividends declared - non-controlling interest (Portocel)											(1,655)	(1,655)
Minimum mandatory dividend - 25% (Note 29)									(36,951)	(36,951)		(36,951)
Legal reserve (Note 29)						7,779			(7,779)
Investment reserve appropriation							110,854		(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed (Note 29)							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25% (Note 29)									(81,269)	(81,269)		(81,269)
Additional dividend proposed (Note 29)								218,731	(218,731)
Legal reserve (Note 29)						17,110			(17,110)
Investment reserve appropriation							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,654,848	1,654,848	8,768	1,663,616
Other comprehensive income					(40,261)					(40,261)		(40,261)
					(40,261)				1,654,848	1,614,587	8,768	1,623,355
Transactions with shareholders
Stock option program			(4,124)							(4,124)		(4,124)
Dividends declared - non-controlling interest (Portocel)											(5,114)	(5,114)
Dividends distributed (Note 29)								(218,731)		(218,731)		(218,731)
Minimum mandatory dividend - 25% (Note 29)									(393,026)	(393,026)		(393,026)
Legal reserve (Note 29)						82,743			(82,743)
Investment reserve appropriation (Note 29)							1,179,079		(1,179,079)

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2016	2015	2014

Income (loss) before income taxes	3,043,667	(160,941)	21,890

Adjusted by
Depreciation, depletion and amortization (Note 34)	1,922,741	1,827,097	1,790,628
Depletion of timber resources from forestry partnership programs (Note 22)	60,702	65,141	83,366
Foreign exchange (gain) loss and indexation charges, net (Note 33)	(1,384,535)	2,507,023	721,842
Change in fair value of derivative financial instruments	(700,927)	830,128	6,236
Equity in results of joint-venture	751	(393)	622
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 34)	31,342	(135,347)	68,297
Interest from marketable securities	(185,832)	(128,825)	(83,055)
Interest expense	608,661	470,139	475,780
Change in fair value of biological assets (Note 18 / Note 34)	212,248	(184,583)	(51,755)
Financial charges on Bonds upon partial repurchase			498,583
Impairment of recoverable taxes - ICMS (Note 14)	96,524	247,870	88,444
Tax credits	(6,600)		(849,520)
Provision for impairment of investments			6,716
Stock option program	(4,124)	11,554	1,232
Amortization of transaction costs and other	22,126	8,124	23,704

Decrease (increase) in assets
Trade accounts receivable	2,481	207,542	(84,515)
Inventory	(47,110)	(213,897)	77,870
Recoverable taxes	39,972	(261,544)	(172,337)
Other assets/advances to suppliers	(53,515)	(85,573)	121,814

Increase (decrease) in liabilities
Trade payables	1,213,678	(67,037)	(19,569)
Taxes payable	(428,478)	(100,509)	(49,130)
Payroll, profit sharing and related charges	(2,600)	35,617	5,653
Other payables	29,410	(18,159)	(16,142)

Cash provided by operating activities	4,470,582	4,853,427	2,666,654

Interest received	166,188	107,532	80,220
Interest paid	(606,282)	(405,546)	(491,173)
Income taxes paid	(106,411)	(76,395)	(28,945)

Net cash provided by operating activities	3,924,077	4,479,018	2,226,756

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2016	2015	2014

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project			902,584
Acquisition of property, plant and equipment, intangible assets and forests	(6,087,674)	(2,357,307)	(1,539,883)
Advances for acquisition of timber from forestry partnership program	(94,496)	(608)	(51,119)
Subsidiary incorporation - Fibria Innovations		(11,630)
Marketable securities, net	(539,199)	(714,065)	408,577
Acquisition of interest in subsidiary			(6,716)
Installments paid for acquisition of investment - CelluForce (Note 1(d))	(13,379)
Installments paid for additional acquisition of investment		(19,593)	(26,947)
Capital increase on joint-venture	(3,267)
Proceeds from sale of property, plant and equipment	12,619	207,643	4,845
Advances received on disposal of assets (Losango)			7,000
Derivative transactions settled (Note 11(c))	(145,446)	(419,631)	(53,099)
Others		(9)	(1,260)

Net cash used in investing activities	(6,870,842)	(3,315,200)	(356,018)

Cash flows from financing activities
Borrowings (Note 23)	7,741,537	3,087,989	4,345,609
Repayments of principal (Note 23)	(2,746,808)	(1,800,670)	(6,636,153)
Premium paid on Bond repurchase transaction			(365,351)
Dividends paid	(306,376)	(2,147,840)
Others	(3,837)	7,879	11,902

Net cash provided by (used in) financing activities	4,684,516	(852,642)	(2,643,993)

Effect of exchange rate changes on cash and cash equivalents	(155,329)	305,408	(37,430)

Net increase (decrease) in cash and cash equivalents	1,582,422	616,584	(810,685)

Cash and cash equivalents at beginning of year	1,077,651	461,067	1,271,752

Cash and cash equivalents at end of year	2,660,073	1,077,651	461,067

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo (operated under a concession from the Brazilian Federal Government which expires in 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo, for 25 years (renewable for 25 years). The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047, which the approval of the public auction and the adjudication were published in the Federal Official Gazette on March 2, 2016. On September 29, 2016, we signed the instrument of investiture in the terminal.

With this approval and based on the standard IFRIC 12 - Service Concession Arrangements, the subsidiary Fibria Terminal de Celulose de Santos SPE S.A., recently established by the Company for the administration of Macuco Terminal, recognized on March 2016, the amount of R$ 115,047 related to the grant concession rights into the group of “Intangible assets”, which will be amortized over the concession period. The amortization of these rights will start on the same date that the Macuco Terminal is ready for use.

The main investments according to the contract include:

(i)                 a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1,800,000 tons of pulp bales per year; and,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)              the implementation of new railway lines for access to port facilities.

The startup of the terminal is expected for the second semester of 2017.

In May 2016, we started the acquisition of hardwood pulp produced by Klabin S.A. (“Klabin”), at its plant located in the city of Ortigueira, in the state of Paraná, under a supply agreement signed between the parties as disclosed to the market on May 4, 2015.

This is a take-or-pay agreement, with a six-year term commencing from the beginning of the plant operations (which may be extended upon agreement between the parties), being four years at a minimum volume of 900,000 tons of short fiber pulp (except if otherwise agreed between the parties) and two years of a gradual reduction of volume (phase out), equivalent to, respectively, 75% and 50% of the volume delivered in the fourth year of the agreement. The purchase price of the volume from Klabin will be based on the average net price charged by the Company and the volume acquired may be sold for countries outside South America.

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the state of Rio Grande do Sul, in the amount of R$615 million.

The amount of R$ 477 million was received in advance and recognized under “Liabilities related to the assets held for sale”. Another installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. In case the approvals are not obtained after the period of 96 months, the amount paid will be returned to CMPC, plus interest, and the escrow deposits made by CMPC will be reverted.

Since the signing of the agreement with CMPC, we have taken all necessary actions  to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at December 31, 2016. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the years 2016, 2015 and 2014, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the “Horizonte 2” Project for the construction of the second Três Lagoas pulp production line, in the subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The Horizonte 2 Project is under construction and consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion (R$ 7.5 billion). The startup of the line is projected for the fourth quarter of 2017 and the physical execution is approximately 77% concluded.

The Project is being financed by the Company’s operating cash flows and financing agreements negotiated with financial institutions.

(d)                                Acquisition of equity interest

On November 18, 2016, the Company has executed (i) a subscription agreement pursuant to (subject to certain conditions) the acquisition of a minority equity interest in CelluForce Inc. (“CelluForce”), a private company incorporated in Canada, with the headquarter in Montreal and which is the world’s leader in the commercial production of cellulose nanocrystals (“CNC”); (ii) a shareholders’ agreement; and (iii) a strategic alliance agreement under which Fibria has the right of exclusive supply, in South America, of CNC produced under the CelluForce’s technology.

CNC, a biodegradable and renewable product, have based solutions in numerous applications such as in the oil and gas field, in improving manufacturing processes of paper and non-woven, in improving cement applications, in the development of electronic applications and in other segments like plastics and composites, paints and coatings, cosmetic ingredients, health care industry, and food and beverage industries.

We paid the amount of CAD$ 5,300 thousand (equivalent then to R$ 13,379) for a number of preferred shares corresponding to approximately 8.3% of CelluForce’s capital. Furthermore, pursuant to the shareholders’ agreement executed by us and the other shareholders, we will be entitled to appoint one member for CelluForce’s Board of Directors. The corresponding balance related to our ownership is presented under “Investments” (Note 17).

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

The financial statements have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Fibria’s accounting policies.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 27, 2017.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss in value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting stake. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive controlled investment fund is consolidated.

(b)                                Joint operations

Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

The Company does not have any significant restrictions or commitments with regards to its jointly-operated entities.

The balance of assets, liabilities and net revenue at December 31, 2016 and 2015 of the jointly-operations are separately presented (Note 17(a)).

(c)                                 Associated companies and joint ventures

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, an US incorporated entity.

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2016			2015
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir (i)	50		50	50
Fibria-MS	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Fibria Terminal de Celulose de Santos SPE S.A. (ii)	100		100
F&E Participações Ltda.	100		100
F&E Tecnologia do Brasil S.A.		100	100
Portocel	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel (i)	50		50	50

Companies located abroad
Fibria (Europe) S.A. (iii)				100
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100
Fibria International Celulose GmbH. (iv)				100
Fibria International Trade GmbH.		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Trading International KFT	48.3	51.7	100	100
Green Parrot BV (iii)				100
VOTO IV (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.1 (b).

(ii)     Subsidiary established to participate in the public auction of the Macuco Terminal, in which was awarded (Note 1(a)).

(iii)  The subsidiaries Fibria (Europe) S.A. and Green Parrot BV were closed in May and August 2016, respectively.

(iv) The subsidiary was incorporated by the subsidiary Fibria International Trade GmbH., in October 2016.

2.3                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities are those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss) and indexation charges, net” in the Statement of profit or loss.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise the financial assets held for trading and the derivative financial instruments, including embedded derivatives and are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit or loss. Changes in fair value are recognized in the profit or loss under “Financial income” or “Financial expenses”, depending of the results obtained, for non-derivative instruments, and under “Result of derivative financial instruments” for derivative instruments.

(b)                                Held-to-maturity investments

The held-to-maturity investments comprise the investments in non-derivative instruments that the Company has the ability and intention to hold until maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value.

(c)                                 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, comprise the “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents” and are carried at amortized cost using the effective interest method.

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of foreign currency exchange and changes in the fair value of the investment are recognized directly in “Other comprehensive income” in equity; and (ii) the effect of foreign currency exchange and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.2                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.3                    Impairment of financial assets

(a)                                Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             where Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss.

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in “Result of derivative financial instruments” in the Statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

2.9                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

2.10                       Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in “Other operating income and expense”.

(c)                                 Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%.

(d)                                Development and implementation of systems (software)

The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use (Note 19).

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income and expense” in the Statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.14                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in “Other operating income and expense”.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

2.15                       Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. The costs directly attributable to the acquisition are recorded as expense when incurred.

Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the  invoiced amount.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

The premium paid in the repurchase of Bonds are presented as financing activities in the Statement of Cash Flows, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.19                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods.

Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through discounted future cash outflows (Note 30(c)).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. Actuarial gains and losses are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”.

(d)                                Share-based compensation

(i)                                   Phantom Stock Options Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and statutory and non-statutory officers are eligible for the plan.

The provisions are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Stock Options Plan

The Company operates an equity-settled arrangement under which it receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the Statement of profit or loss under “Other operating income (expenses), net”, against to the capital reserve. The Company’s CEO, statutory and non-statutory officers and general managers are eligible for the plan.

The total amount expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions include assumptions about the number of options that are expected to vest.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 31(ii).

2.20                       Contingent assets and liabilities

Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.21                       Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific sales criteria have been met  including transfer of property and transfer of the risk of the product to the client.  The latter is based on “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) parameters and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)            Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)           Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the “Incoterm” parameters.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed” until approval by the shareholders at the general meeting.

2.24                       Non-current assets held for sale

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the Statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.25                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the changes introduced by the standard and does not expect significant impacts.
IFRS 15 - Revenue from Contracts with Customers	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.

The Company´s evaluation of all the impacts of the new standard is in progress. Our preliminary assessment regarding the impacts on the measurement and timing for the revenue recognition from our contracts with customers indicates no significant impact. We are still evaluating other aspects of the standard application in order to conclude our analysis.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

3                                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

(a)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 30).

The liability for share-based compensation regarding to Phantom Stock Options plan is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial. The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and the assumptions for sensitivity analyses (Note 5).

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets (Note 18).

The Company reviewed the assumptions used in the calculating of the fair value of biological assets and concluded as appropriate changing, from 2016, the assumption called “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates of their fair value. The purpose of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management, which considers continuous forest inventories with the purpose of estimate the volume of timber stock or future production projections, represented by the average annual growth (“IMA”), from the third year of planting.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

If the aforementioned changes would not have been made, the fair value adjustment of biological assets would have generated a higher expense of R$ 10,565 in relation to the amount recognized as at December 31, 2016.

The other assumptions used by the Company to calculate the fair value of biological assets have not changed.

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

(e)                                 Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 38).

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 25).

(h)                                Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 38(a)).

4                                        Risk management

The Company’s activities expose it to a variety of risks.  Management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown risks, with greater complexity and/or high risk (items 4.2.1(a), 4.2.1(b) and 4.2.1(c)).

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to regulatory noncompliance and include social and environmental, labor and tax risk assessments.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects.

4.1                              Social and environmental risks

(a)                                Risks associated with climate changes

Our activities are exposed to the potential effects of climate changes, which may affect the equilibrium of the ecosystems, the productivity of the forest and the availability of water and energy.

Fibria manages and operates its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement for the production of eucalyptus that contemplate genetic modifications to  adapt to different climatic conditions, monitoring of water consumption in forested areas, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)           Environmental risks

(i)            Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality that might affect the Company’s forest management. Use of water by the industrial plants is governed by the environmental legislation of each location and the licensing requirements of each plant. All our facilities operate under proper and valid licenses.

(ii)           Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)          Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and socio- environmental planning activities are performed. Areas of native forest species are interspersed with eucalyptus plantations. Fibria strives to maintain its protected areas to conform to the Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external and degradation elements that may affect these areas.

(iv)          Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to support communities with different economic, social and cultural backgrounds, which are affected positively or negatively and in different degrees, by the cultivation of eucalyptus trees. In order to maintain a healthy relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on their degree of relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation. The process to certify approval of suppliers is renewed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs/expenses are

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs/expenses and revenues.

Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance (“GRC”) department, which reports directly to the CEO and to the Finance Committee (an advisory committee to the Board of Directors) and is sufficiently independent to report non-compliance with the policies, to measure and assess market risks. The GRC department monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On July 28, 2016, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is, in the view of management, conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue from probable sales, the cash flow and fair value of principal and interest on loans. Indicators and an internal assessment tool were developed to measure these risks. An internal tool was also developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. Dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2016	2015

Assets in foreign currency
Cash and cash equivalents	1,338,037	1,068,180
Trade accounts receivable (Note 12)	526,404	674,224

	1,864,441	1,742,404

Liabilities in foreign currency
Loans and financing (Note 23)	9,037,588	10,215,115
Trade payables (Note 24)	1,016,501	76,304
Derivative financial instruments (Note 11)	129,309	1,081,533

	10,183,398	11,372,952

Liability exposure	8,318,957	9,630,548

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee. Exceptionally, during the construction phase of the Horizonte 2 Project, the cash flow hedges can reach the maximum limit of 36 months.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company’s sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities over the long term.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, its net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Interest rates risk from loans and financing contracted at variable interest rates exposes the Company to cash flow risk. Loans and financing contracted at fixed rates expose Fibria to fair value interest rate risk.

The Company shall evaluate on an annual basis the optimal percentage between fixed-rate debts and debts with floating rates. This review will be made by the Treasury department and GRC department, who will report annually the results to the Finance Committee.

The Finance and Investor Relations Director is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There is no liquidity in the market to sufficiently mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and volume and as a result prices may be subject to significant distortion.

Currently, the Company executes no derivatives to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance department quantifying credit risk exposure arising from all Fibria relationships. Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian Federal Government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

The analysis of customers and insurer credit is performed monthly by the Treasury department, as well as the suppliers (for advances for new projects), which is performed on demand.

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst case expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured (Note 8).

i)            If the Company decides working with private issuers that have more than one rating assessment, the median of the rating classifications will be considered if three risks rating are available and, the lower rating classification if two credit rating are available, issued by the following rating agencies: Fitch, Moody’s and Standard & Poor’s.

ii)         The rating required for the counterparties at the local level (Brazil), is “A” (or “A2”) or “BBB+” (or “Baa1) at the global level.

iii)      Any private counterpart must have lonely concentration of, more than 25% of the resources under management for the Company and its Brazilians subsidiaries and, more than 27.5% for the foreign subsidiaries.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria’s major customers are large highly-rated companies most of which have had a relationship with the Company for over 20 years, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash outflow for the following 12 months plus debt service for a period of 12 months.

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivative instruments are over-the-counter derivatives and do not demand post margin deposits as collateral.

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative financial instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted EBITDA (as defined below). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria’s liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity through the disposal of non-strategic assets. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.2591). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	875,054	1,941,308
Loans and financing	2,117,454	4,234,907
Cash and cash equivalents	334,509	669,019

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2016. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	3,221	6,201
Currency basket	1,400	2,640
TJLP	2,755	5,212
Interbank Deposit Certificate (CDI)	8,600	16,168

Derivative financial instruments
LIBOR	14,262	24,576
TJLP	4,361	4,770
Interbank Deposit Certificate (CDI)	131,596	249,105
IPCA	52,982	102,100

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,656	5,131

(a)    Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2016. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	122,016	252,060

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified based on the following fair value hierarchy Levels:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities. Only the Brazilian Federal Government securities are classified as Level 1, recognized as marketable securities.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

unobservable inputs).

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

•             quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on the inflation rate (such as embedded derivative contained in contracts accounted for as capital leases), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

	2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 17(b))			9,875	9,875
Marketable securities (Note 10)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			104,389	104,389
Other investments - CelluForce (Note 17(b))			12,857	12,857

Biological asset (Note 18) (*)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 17(b))			11,949	11,949
Marketable securities (Note 10)	40,614	1,365,478		1,406,092

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			125,071	125,071

Biological asset (Note 18) (*)			4,114,998	4,114,998

Total assets	40,614	1,665,967	4,252,018	5,958,599

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2016	2015

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		339,412	387,939
Bonds - Fibria Overseas		1,965,237	2,237,193
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	5,095,285	6,831,364
Export credits (ACC/ACE)	DDI		46,445
Export credits (Finnvera)	LIBOR US$	1,107,075
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,424,974	809,793
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	106,128	107,797
BNDES — Selic	Brazilian interbank rate (DI 1)	164,368	11,110
Currency basket	Brazilian interbank rate (DI 1)	506,779	549,246
Banco do Nordeste	Brazilian interbank rate (DI 1)	105,734
CRA	Brazilian interbank rate (DI 1)	3,786,581	658,573
FINEP	Brazilian interbank rate (DI 1)	1,676	2,063
FINAME	Brazilian interbank rate (DI 1)	2,130	4,951
NCE in Reais	Brazilian interbank rate (DI 1)	672,653	694,859
Midwest Fund	Brazilian interbank rate (DI 1)	11,138	21,303
FDCO	Brazilian interbank rate (DI 1)	367,573

		15,656,743	12,362,636

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP x Pre) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2016 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	13.92	1M	0.85	1M	12.25
6M	12.53	6M	1.05	6M	3.95
1Y	11.59	1Y	1.19	1Y	3.36
2Y	11.08	2Y	1.46	2Y	3.25
3Y	11.21	3Y	1.69	3Y	3.65
5Y	11.50	5Y	1.99	5Y	4.61
10Y	11.66	10Y	2.37	10Y	5.63

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

	2016	2015

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	2,660,073	1,077,651
Trade accounts receivable (Note 12)	634,987	742,352
Other	260,750	260,997

	3,555,810	2,081,000

At fair value through profit and loss
Derivative financial instruments (Note 11)	499,046	300,489
Warrant to acquire Ensyn’s shares (Note 17(b))	9,875	11,949
Marketable securities (Note 10)	2,027,415	1,406,092

	2,536,336	1,718,530

Held-to-maturity investments
Marketable securities (Note 10)	11,432	73,914

Available for sale financial assets
Other investments - fair value method (Note 17(b))	117,246	125,071

Liabilities
At amortized cost
Loans and financing (Note 23)	16,152,511	12,743,832
Trade and other payables	2,262,931	1,011,672

	18,415,442	13,755,504

At fair value through profit and loss
Derivative financial instruments (Note 11)	480,634	1,128,450

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments, the Company follows its internal policy as Note 4.2.1(b)(i).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

Trade accounts receivable
Counterparties with external credit rating
AA-	18,978	28,665
A	62,458	147,798
BBB+	51,546	20,588
BBB	6,621	4,358
BB+	10,663	36,912
BB		3,522
BB-	4,621	1,429
B+	56,459
B	910	40,847
B-		1,324

Counterparties without external credit rating
A - Low risk	210,835	113,280
B - Average risk	142,217	265,937
C - Average to high risk	69,679	77,692
D - High risk	6,683	7,153

Total trade accounts receivable (Note 12)	641,670	749,505

Cash and cash equivalents and marketable securities
brAAA		1,582,621
brAA+	1,417	419,590
brAA		107,923
brAA-	3,174,565	1,502
brA+	196,730
brA	145,970
A+	413,081	78,306
A	456,586	172,130
BBB+	255,053	195,585
BBB (ii)	53,943
Other (i)	1,575

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	4,698,920	2,557,657

Assets - derivative financial instruments
brAAA	16,162	6,158
brAA+	22,710	34,690
brAA-	229,465
AA-	57,458
A+	1,149	217
A-	24,730
BBB+	19,512	5,852

	371,186	46,917

(i)            Includes counterparties with no external credit rating from the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, an advisory body to the Board of Directors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties are past due or impaired.

9                                        Cash and cash equivalents

	Average yield p.a. - %	2016	2015

Cash and banks (i)		2,019,923	196,274
Fixed-term deposits
Local currency	101.26 of CDI	64,087	3,985
Foreign currency (ii)	0.80	576,063	877,392

		2,660,073	1,077,651

(i)        Refers, mainly, to the amount received by the Company on December 29, 2016 regarding the CRA raised, as explained in Note 23.

(ii) Mainly overnight maturing within 90 days.

10                                 Marketable securities

	Average yield p.a.- %	2016	2015

In local currency
Brazilian Federal provision fund	77 of CDI	54	250
Brazilian Federal Government securities
At fair value through profit and loss	89.79 of CDI	170,693	40,364
Held to maturity (i)	6	11,432	73,914
Private securities (repurchase agreements)	101.26 of CDI	1,856,668	1,365,478

Marketable securities		2,038,847	1,480,006

Current		2,033,159	1,411,864

Non-Current		5,688	68,142

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2016	2015	2016	2015

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,760,000	310,000	268,443	(8,627)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	590,257	622,907	(1,832)	(8,902)
Swap IPCA x CDI	843,845		19,861

Hedges of foreign currency
Swap DI x US$ (USD)	315,686	358,607	(259,021)	(648,052)
Swap TJLP x US$ (USD)	36,240	98,287	(58,188)	(230,433)
Swap Pre x US$ (USD)	81,867	112,107	(78,711)	(185,519)

			(109,448)	(1,081,533)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	813,154	857,710	127,860	253,572

			18,412	(827,961)

Classified
In current assets			256,723	26,795
In non-current assets			242,323	273,694
In current liabilities			(245,839)	(302,787)
In non-current liabilities			(234,795)	(825,663)

Total, net			18,412	(827,961)

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

Type of derivative and	Reference value (notional) - in currency of origin			Fair value
protected risk	Currency	2016	2015	2016	2015

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	590,257	622,907	1,868,111	2,308,517
Real CDI to USD	R$	616,099	698,559	1,027,838	1,058,346
Real TJLP to USD	R$	59,265	159,938	59,142	153,963
Real Pre to USD	R$	177,633	236,072	155,624	182,240
IPCA to CDI	R$	843,845		867,675
Liability
LIBOR to fixed	US$	590,257	622,907	(1,869,943)	(2,317,419)
Real CDI to USD	US$	315,686	358,607	(1,286,859)	(1,706,398)
Real TJLP to USD	US$	36,240	98,287	(117,330)	(384,396)
Real Pre to USD	US$	81,867	112,107	(234,335)	(367,759)
IPCA to CDI	US$	843,845		(847,814)

Total of swap contracts				(377,891)	(1,072,906)

Options - Cash flow hedge
Zero cost collar	US$	1,760,000	310,000	268,443	(8,627)

				(109,448)	(1,081,533)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2016	2015	2016	2015

Operational hedge
Cash flow hedge of exports	268,443	(8,627)	38,576	(125,107)
Hedge of debts
Hedge of interest rates	18,029	(8,902)	(17,446)	(15,333)
Hedge of foreign currency	(395,920)	(1,064,004)	(166,576)	(279,191)

	(109,448)	(1,081,533)	(145,446)	(419,631)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2016	2015

2016		(281,423)
2017	7,609	(396,982)
2018	(58,385)	(280,340)
2019	(28,615)	(76,408)
2020	(29,514)	(46,380)
2021	14,237
2022	(5,451)
2023	(9,329)

	(109,448)	(1,081,533)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2016 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a Brazilian clearing house).

A description of the types of contracts and risks being hedged:

(i)                                   LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus U.S. Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                           TJLP versus U.S. Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the U.S. Dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in U.S. Dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                            Zero cost collar

The Company entered into zero cost collar (an option to purchase (put) U.S. Dollars and an option to sell (call) U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            IPCA x CDI swap

The Company has plain-vanilla swaps of IPCA versus CDI with the objective of changing our debt exposure in IPCA to a fixed debt in percentage of the CDI. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2016	2015

Domestic customers	115,266	75,281
Export customers	526,404	674,224

	641,670	749,505

Allowance for doubtful accounts	(6,683)	(7,153)

	634,987	742,352

In 2016, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 1,812,105 (R$ 1,788,970 at December 31, 2015), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2016	2015

Not past due
Up to two months	164,312	338,548
Two to six months	344,737	313,650
Six months to one year	809	7,672

Past due
Up to two months	110,870	82,482
Two to six months	14,259

	634,987	742,352

At December 31, 2016, trade accounts receivable of R$ 125,129 (R$ 82,482 at December 31, 2015) were past due but not considered to be impaired. Management has a process to manage collections and does

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

not expect to recognize any losses on these receivables. The receivables are related to several third party customers for whom there is no recent history of default.

At December 31, 2016, trade accounts receivable of R$ 6,683 (R$ 7,153 at December 31, 2015) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2016	2015

At the beginning of the year	(7,153)	(8,798)
Reversal	470	1,645

At the end of the year	(6,683)	(7,153)

(c)                                 Main customers

In the year ended December 31, 2016, the Company had three customers that represent 49% of the Company’s net revenue (54% in 2015 and 48% in 2014).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2016	2015

Real	108,583	68,128
U.S. Dollar	526,404	666,727
Euro		7,497

	634,987	742,352

13                                 Inventory

	2016	2015

Finished goods at plants/warehouses
Brazil	216,877	155,286
Abroad	729,973	731,498
Work in process	20,150	12,935
Raw materials	507,020	520,445
Supplies(*)	158,083	150,838
Imports in transit	5,911	144

	1,638,014	1,571,146

(*)         Net of R$ 11,455 as at December 31, 2016 (R$ 9,447 as at December 31, 2015) related to the provision for obsolescence of the inventory for maintenance.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2016	2015

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	988,113	762,743
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	28,048	26,235
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,056,530	978,399
Federal tax credits		356,058
Credit related to Reintegra Program	87,434	91,145
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	764,253	727,210
Provision for the impairment of ICMS credits	(1,062,295)	(967,332)

	1,862,083	1,974,458

Current	144,182	462,487

Non-current	1,717,901	1,511,971

Based on the annual budget approved by the Company’s management, the tax credits are expected to be realized as follows:

Amount

In 2017	144,182
In 2018	133,207
In 2019	108,890
In 2020	98,000
In 2021	101,266
As from 2022	1,276,538

1,862,083

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2016	2015

At the beginning of the year	(967,332)	(734,154)
Provision for impairment	(94,963)	(233,178)

At the end of the year	(1,062,295)	(967,332)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers which are exempt from ICMS. The Company’s management revises on a monthly basis the estimates for the realization of such credits and maintain an impairment provision for the full amount for the credits in States of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulties for its realization.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	2016	2015

Tax loss carryforwards (i)(ii)	272,134	54,888
Provision for legal proceeds (ii)	138,367	119,924
Sundry provisions (impairment, operational and other) (ii)	567,269	637,176
Results of derivative contracts - payable on a cash basis for tax purposes (ii)	(6,260)	281,507
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	1,411,652	2,396,243
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	97,466	99,196
Actuarial gains on medical assistance plan (SEPACO) (ii)	17,148	3,743
Provision for tax on investments in foreign-domiciled subsidiaries	(414,336)	(338,315)
Tax accelerated depreciation	(22,977)	(7,324)
Reforestation costs already deducted for tax purposes	(474,324)	(387,568)
Fair values of biological assets	(70,848)	(174,450)
Transaction costs and capitalized financing costs	(80,341)	(5,347)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(626,210)	(536,752)
Other provisions	(7,465)	(14,704)

Total deferred taxes, net	801,275	2,128,217

Deferred taxes - asset (net by entity)	1,210,541	2,399,213

Deferred taxes - liability (net by entity)	409,266	270,996

(i)             The balance as at December 31, 2016 is presented net of R$ 286,209 (R$ 346,291 in 2015) related to the provision for impairment for foreign tax losses, as detailed in item (e) below.

(ii)          Total gross deferred tax assets at December 31, 2016 were R$ 2,504,036, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule, based on the management’s projection of future taxable profits:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Amount

In the next 12 months	267,442
In 2018	386,576
In 2019	722,144
In 2020	187,733
In 2021	213,881
Between 2022 to 2023	83,305
Between 2024 to 2025	65,811
After 2026	577,144

2,504,036

Over the next 12 months, the Company expects to realize R$ 97,032 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2016	2015

At the beginning of the year	2,128,217	924,308
Tax loss carryforwards	217,246	(137,759)
Temporary differences from provisions	(51,464)	198,028
Provision for tax on investments in foreign-domiciled subsidiaries	(76,021)	(312,338)
Derivative financial instruments taxed on a cash basis	(287,767)	139,569
Amortization of goodwill	(91,188)	(92,598)
Reforestation costs	(102,409)	(36,605)
Exchange losses (net) taxed on a cash basis	(984,591)	1,483,024
Fair value of biological assets	103,602	(21,430)
Actuarial losses on medical assistance plan (SEPACO)(*)	13,405	(2,866)
Transaction costs and capitalized financing costs	(74,994)	(5,347)
Other	7,239	(7,769)

At the end of the year	801,275	2,128,217

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	2016	2015	2014

Income (loss) before tax	3,043,667	(160,941)	21,890

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(1,034,847)	54,720	(7,443)

Reconciliation to effective expense

Equity in results of joint-venture	(255)	134	(212)
Credit from Reintegra Program	1,924	23,178	12,589
Benefits to directors	(10,975)	(6,507)	(3,281)
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)			32,117
Taxes on earnings of foreign subsidiaries			(7,739)
Foreign exchange effects on foreign subsidiaries (i)	(314,151)	457,790	122,748
Other, mainly non-deductible provisions	(21,747)	(11,389)	(8,117)

Income tax and Social Contribution benefit (expense) for the year	(1,380,051)	517,926	140,662

Effective rate - %	45.3	321.8	(642.6)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

(c)                                 Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 570,080, representing a tax benefit for income tax and social contribution of R$ 193,827, to be recognized over the next 26 months.

(d)                                Recoverability of tax loss carryforwards

An impairment was recorded in 2011 of Hungarian Forint HUF 25,752 (equivalent to R$ 286,209 as of December 31, 2016, and R$ 346,291 as of December 31, 2015).

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2016	2015

At the beginning of the year	(346,291)	(263,297)
Exchange gain/loss	60,082	(82,994)

At the end of the year	(286,209)	(346,291)

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2016	2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(392)	(9)
Votorantim S.A.	Land leases		(851)
BNDES	Financing	(2,458,333)	(1,851,408)

		(2,458,725)	(1,852,268)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,777	11,714
Votener - Votorantim Comercializadora e Energia	Energy supplier		6,937
Banco Votorantim S.A.	Investments	186,720	32,806
Banco Votorantim S.A.	Financial instruments		(1,066)
Votorantim Cimentos S.A.	Energy supplier		517
Votorantim Cimentos S.A.	Input supplier	(4)	(50)
Polimix Concreto Ltda.	Input supplier		(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(2,140)	(4,164)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)
Pedreira Pedra Negra	Input supplier	(11)	(21)
Votorantim Metais Ltda.	Chemical products supplier	(885)	(277)
Companhia Brasileira de Alumínio (CBA)	Land leases	(1,122)	(695)

		192,325	45,558

Net		(2,266,400)	(1,806,710)

Presented in the following lines
In assets
Marketable securities		186,720	32,806
Related parties - non-current		9,777	11,714
Other assets - current			7,454
In liabilities
Loans and financing (Note 23)		(2,458,333)	(1,851,408)
Derivative financial instruments			(1,066)
Suppliers		(4,564)	(6,210)

		(2,266,400)	(1,806,710)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the year

	Amounts transacted
	Nature	2016	2015	2014

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(14,201)	(11,320)	(13,009)
Votorantim S.A.	Land leases		(7,373)
Votorantim S.A.	Sale of land		171,700
Votorantim S.A.	Land purchased		(451,700)
BNDES	Financing	(35,158)	(348,240)	(181,658)

		(49,359)	(646,933)	(194,667)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood			9,709

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	(1,937)	3,745	1,259
Votener - Votorantim Comercializadora de Energia	Energy supplier	(16,879)	84,945	101,565
Banco Votorantim S.A.	Investments	8,973	2,825
Banco Votorantim S.A.	Financial instruments	2,703	(7,236)	(604)
Banco Votorantim S.A.	Rendering of services	(1,884)	(649)
Votorantim CTVM Ltda.	Rendering of services	(119)	(283)
Votorantim Cimentos S.A.	Energy supplier	11,045	6,536	6,648
Votorantim Cimentos S.A.	Input supplier	(363)	(189)	(1,310)
Votorantim Cimentos S.A.	Sales of wood		126
Votorantim Cimentos S.A.	Land leases			(2,095)
Polimix Concreto Ltda.	Rendering of services		(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(9,734)	(4,164)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	6,589	4,710	4,120
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(38)
Pedreira Pedra Negra	Input supplier	(129)	(363)
Votorantim Metais Ltda.	Chemical products supplier	(9,402)	(4,387)	(87)
Votorantim Metais Ltda.	Land leases		(2,318)	(9,072)
Companhia Brasileira de Alumínio (CBA)	Land leases	(961)	(2,669)	(458)

		(12,136)	80,486	199,966

(iii)                           Comments on the main transactions and contracts with related parties

•            Controlling shareholders

The Company has a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,280 (R$ 11 million in 2015) and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Group and the Company reimburses Votorantim S.A. at cost for the charges related to these services.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Votorantim Group companies

The Company, through its VOTO IV joint-operation has an account receivable of US$ 3,000 thousand with Votorantim S.A., maturing in July 2017, resulting in a receivable of R$9,777 as at December 31, 2016.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 1,200 for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$ 126,161, maturing in August 2017 and an average interest rate of 101.42% of the CDI.

The subsidiary Fibria-MS has a marketable security investment with Banco Votorantim in the amount of R$ 56,238, maturing in August 2017 and an average annual interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$ 4,321, maturing in September 2017 and an average annual interest rate of 101.3% of the CDI.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid the total amount of R$ 1,884 regarding the fees for the structuring, distribution and success processes.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$ 119.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 533 through March 2017.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 4,164 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing the cession and the remaining balance up to 20 days after the harvest.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The Company had an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction supplies, such as rock and gravel, in the amount of R$ 590 matured on December 31, 2016.

The Company had an agreement to purchase sulfuric acid from Votorantim Metais, in the amount of R$ 11,500, for the supply of 24,000 tons of sulfuric acid. The agreement ended on December 31, 2016.

The Company has land lease agreements, for approximately 1,673 hectares of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$ 8,521.

The subsidiary Fibria-MS has land lease agreements, for approximately 255 hectares, with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$ 1,721.

In the years ended December 31, 2016 and 2015, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2016	2015	2014

Benefits to officers and directors (i)	22,184	52,301	42,473
Benefit program - Phantom Stock Options and Stock Option plans (Note 31)	(8,252)	15,931	7,934

	13,932	68,232	50,407

(i)        Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 1,195 for the year ended December 31, 2016 (R$ 1,154 for the year ended December 31, 2015 and R$ 1,354 for the year ended December 31, 2014).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

Current liability
Payroll, profit sharing and related charges	17,427	37,563

Non-current liability
Other payables	3,010	9,401

Shareholders’ equity
Capital reserve	5,359	9,329

	25,796	56,293

17                                 Investments

	2016	2015

Investment in associate and joint-venture - equity method	3,267	751
Other investments — at fair value (b)	127,121	137,020

	130,388	137,771

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(a)                                Selected financial information of subsidiaries and joint-operations

	Total assets		Total liabilities		Net revenue
	2016	2015	2016	2015	2016	2015	2014

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	237,583	363,162	115,172	227,410	2,071,941	2,465,703	1,706,428
Fibria Innovations Inc	17,787	21,908	831	544
Fibria International Celulose GmbH		2,173,017		(2)
Fibria International Trade GmbH	11,364,727		9,650,414		8,368,070
Fibria Overseas Finance Ltd.	1,966,487	2,346,128	1,947,616	2,329,773
Fibria Overseas Holding KFT	1,238,231	2,322,618	1,171,473	12
Fibria Terminais Portuários S.A.	412	392	9	2
Fibria Terminal de Celulose de Santos SPE S.A.	125,302		831
Fibria Trading International KFT.	2,395,330	4,491,997	371,829	(5)
Fibria-MS	11,052,636	7,390,030	5,155,767	2,520,272	1,740,267	1,598,514	1,341,761
F&E Participações Ltda.	200	200
Portocel	172,753	160,111	36,822	31,637	127,866	128,134	111,432
Projetos Especiais e Investimentos Ltda.	5,639	5,370	2,559	1,964

Indirect
F&E Tecnologia do Brasil S.A.	200	200
Fibria (Europa) S.A.		3,539		395
Fibria International Trade GmbH		12,798,063		10,625,096		8,845,901	6,187,759
Green Parrot BV		5		1

Joint-operations (*)
Asapir	6,889	2,067	4,849	774
Veracel	1,550,446	1,942,842	207,691	511,725	509,063	495,869	487,550
Voto IV	571,053	660,771	311,537	372,174

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 25.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-operations.

(b)                                Other investments

The Company holds 8.3% of CelluForce capital (Note 1 (d)) and 12.62% of Ensyn’s capital and certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over the investments, and, thus, these investments do not meet the definition of investments in associates.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

See below the changes in the balance for the year ended December 31, 2016 and 2015:

	2016	2015

At the beginning of the year	137,020	79,524

Increase of ownership - Ensyn		19,593
Acquisition of ownership - CelluForce	13,379
Fair value of the warrants, recognized in the profit and loss - Ensyn (*)	(93)	356
Foreign exchange gains of the warrants, recognized in the profit and loss - Ensyn	(1,980)	5,694
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	(21,205)	31,853

At the end of the year	127,121	137,020

(*)    The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI (West Texas Intermediate) and any relevant change in the business plan of the investment.

18                                 Biological assets

	2016	2015

At the beginning of the year	4,114,998	3,707,845

Additions	1,538,029	1,344,355
Harvests in the year (depletion)	(1,086,973)	(1,102,725)
Change in fair value - step up	(212,248)	184,583
Disposals / provision for disposals	(2,165)	(19,063)
Transfer (i)		3

At the end of the year	4,351,641	4,114,998

(i) Includes transfers between biological assets and property, plant and equipment.

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

The projected cash flows are consistent with the project areas’ growing cycle. The volume of production of eucalyptus trees to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest, which is impacted by the distance between the farms and the mills. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemicals, control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated of average rates of return for those assets, based

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2016	2015

Actual planted area (hectare)	469,100	445,359
Average annual growth (IMA) - m3/hectare	38.5	39.4
Remuneration of own contributory assets - %	5.9	5.6
Discount rate - %	7.18	7.39

The decrease in the fair value of biological assets during the year ended December 31, 2016 was the result of the combined fluctuation of the inputs presented above which resulted in a loss of R$ 212,248. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 34).

	2016	2015

Forest additions and harvesting	(311,230)	(211,293)
Growing of plantation (IMA, area and age)	65,221	28,086
Assumptions related to price,cost,discount rate and others	33,761	367,790

	(212,248)	184,583

The Company has no biological assets pledged as of December 31, 2016.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

19                        Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (iii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (iii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192

At December 31, 2015
Cost	1,636,920	2,723,578	13,360,212	467,018	218,881	18,406,609
Accumulated depreciation		(1,432,294)	(7,379,665)		(161,264)	(8,973,223)
Net	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386

At December 31, 2016
Cost	1,641,036	2,809,597	13,623,064	4,465,071	209,653	22,748,421
Accumulated depreciation		(1,540,835)	(8,016,159)		(84,235)	(9,641,229)
Net	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192

(i)        Includes the amount of R$ 4,175,743 for the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2016 and 2015, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised mainly of expansion of the Horizonte 2 Project and optimization projects of the Company’s industrial units, being R$ 53,217 in the Jacareí unit, R$ 4,222,384 of Fibria-MS, R$ 144,244 in the Aracruz unit, R$ 45,226 in Veracel and others.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans. During 2016 the average rate applied was 12.98% p.a. (15.32% p.a. in 2015)

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2016			2015
	amortization rate - %	Cost	Accumulated amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	149,217	(113,909)	35,308	28,677
Concession right — Macuco Terminal (Note 1(a))		115,047		115,047
Intangible assets acquired in the business combination — Aracruz
Databases	10	456,000	(364,800)	91,200	136,800
Relationship with suppliers
Chemical products	6.3	165,000	(82,500)	82,500	92,812
Other		22,449	(1,260)	21,189	16,895

		5,138,163	(562,469)	4,575,694	4,505,634

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2016	2015

At the beginning of the year	4,505,634	4,552,103
Additions	118,706	8
Amortization	(67,499)	(76,021)
Disposals	(293)	(67)
Transfers and others (*)	19,146	29,611

At the end of the year	4,575,694	4,505,634

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortizations of intangible assets were recorded in “General and administrative expenses” and “Other operating income and expense”.

The impairment test for the goodwill related to the Aracruz is described in Note 38.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and the respective obligations under “Other payables”.

	2016			2015
		Accumulated
	Cost	depreciation	Net	Net

Oxygen and chemical facilities	89,841	(44,873)	44,968	50,649

	89,841	(44,873)	44,968	50,649

Present value and future minimum payments:

Years	Present value	Future value

2017	9,106	15,771
2018 to 2022	37,480	78,851
After 2023	7,584	19,711

	54,170	114,333

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases supplementing raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company has 20-year coastal freight service contracts, ending in 2023, for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company has 25-year sea freight services contracts, ending in 2039, with STX Pan Ocean Co. Ltd. for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2016, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2017	146,021	82,600	104,521
2018 to 2019	286,692	165,199	209,042
2020 to 2022	365,462	247,799	313,563
After 2023	571,633	82,600	1,831,923

	1,369,808	578,198	2,459,049

(ii)                               Contingent payments

•             Forestry partnership agreements — on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to other States: Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

At the beginning of the year	630,562	695,171
Advances made	125,041	30,084
Wood harvested	(60,702)	(65,141)
Transfers to forests	(30,520)	(29,552)

At the end of the year	664,381	630,562

23                                 Loans and financing

(a)                                Breakdown by type of loan

	Interest	Average annual interest	Current		Non-current		Total
Type/purpose	rate	rate - %	2016	2015	2016	2015	2016	2015

In foreign currency
BNDES - currency basket	UMBNDES	6.5	82,620	78,632	485,154	652,610	567,774	731,242
Bonds - US$ (*)	Fixed	5.6	13,187	15,801	2,245,762	2,686,105	2,258,949	2,701,906
Finnvera	LIBOR	3.2	228		1,077,494		1,077,722
Export credits (prepayment)	LIBOR	3.0	419,362	595,795	4,713,781	6,141,049	5,133,143	6,736,844
Export credits (ACC/ACE)	Fixed			45,123				45,123

			515,397	735,351	8,522,191	9,479,764	9,037,588	10,215,115

In Reais
BNDES	TJLP	10.0	181,379	186,937	1,353,227	776,421	1,534,606	963,358
BNDES	Fixed	5.8	34,290	29,745	80,680	100,460	114,970	130,205
BNDES	Selic	7.2	1,824	18	239,159	26,585	240,983	26,603
FINAME	TJLP/Fixed	2.7	2,062	3,236	167	2,226	2,229	5,462
BNB	Fixed	11.0			108,768		108,768
CRA	CDI	11.3	75,887	16,687	3,908,957	659,275	3,984,844	675,962
NCE	CDI	12.6	315,476	88,855	370,408	613,177	685,884	702,032
FCO, FDCO and FINEP	Fixed	8.0	11,972	12,048	430,667	13,047	442,639	25,095

			622,890	337,526	6,492,033	2,191,191	7,114,923	2,528,717

			1,138,287	1,072,877	15,014,224	11,670,955	16,152,511	12,743,832

Interest			218,585	94,172	91,935	109,658	310,520	203,830
Short-term borrowing				44,905				44,905
Long-term borrowing			919,702	933,800	14,922,289	11,561,297	15,841,991	12,495,097

			1,138,287	1,072,877	15,014,224	11,670,955	16,152,511	12,743,832

(*)  Includes US$ 600 million (equivalent to R$ 1,965,237 as at December 31, 2016), regarding Fibria 2024 issued by Fibria Overseas Finance Ltd., fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES — currency basket	67,698	54,984	152,775	162,579	40,341	6,777					485,154
Bonds			312,004				1,933,758				2,245,762
Finnvera	134,692	134,686	134,686	134,686	134,686	134,686	134,686	134,686			1,077,494
Export credits (prepayment)	1,158,172	2,460,359	362,292	732,958							4,713,781

	1,360,562	2,650,029	961,757	1,030,223	175,027	141,463	2,068,444	134,686			8,522,191

In Reais
BNDES - TJLP	136,415	188,624	262,699	277,750	153,758	114,962	97,963	85,451	35,605		1,353,227
BNDES - Fixed rate	33,197	27,093	15,200	4,791	399						80,680
BNDES - Selic	6,507	30,708	30,708	29,593	27,729	40,096	38,813	24,709	10,296		239,159
FINAME	167										167
BNB						108,768					108,768
CRA			1,202,822	661,966	755,571	1,288,598					3,908,957
NCE	283,958	43,225	43,225								370,408
FCO, FDCO and FINEP	403	55,784	46,810	46,810	46,810	46,810	46,810	46,810	46,810	46,810	430,667

	460,647	345,434	1,601,464	1,020,910	984,267	1,599,234	183,586	156,970	92,711	46,810	6,492,033

	1,821,209	2,995,463	2,563,221	2,051,133	1,159,294	1,740,697	2,252,030	291,656	92,711	46,810	15,014,224

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	2016	2015

Real	6,873,940	2,502,114
U.S. Dollar	8,469,814	9,483,873
Selic (*)	240,983	26,603
Currency basket	567,774	731,242

	16,152,511	12,743,832

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2016
Description	2017	2018	2019	2020	2021	After 2022	Total

BNDES	2,807	2,807	2,797	2,735	2,689	9,041	22,876
BNB	71	71	71	71	71	139	494
FDCO	235	235	235	235	235	1,647	2,822
Bonds	3,833	3,833	3,833	3,379	2,926	7,071	24,875
FINNVERA	8,425	8,425	8,425	8,425	8,425	33,698	75,823
CRA	11,003	11,003	11,003	10,700	9,645	12,687	66,041
Export credits (prepayment)	7,268	6,987	5,067	4,271	166		23,759

	33,642	33,361	31,431	29,816	24,157	64,283	216,690

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.16% p.a.

(e)                                 Roll forward

	2016	2015

At the beginning of year	12,743,832	8,326,519
Borrowings	7,904,486	3,118,475
Interest expense	717,329	479,287
Foreign exchange gains (losses), net	(1,716,123)	3,037,653
Repayments - principal amount	(2,746,808)	(1,800,670)
Interest paid	(606,282)	(405,546)
Additional transaction costs	(162,949)	(30,486)
Other (*)	19,026	18,600

At the end of the year	16,152,511	12,743,832

(*) Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(f)                                  Relevant operations settled in the year

Export credits - ACC

In 2016, the Company paid some export contracts (ACC) in the amount of US$ 544 million (equivalent then to R$ 1,837,208), which interest rate were between 1.24% and 1.99% p.a., contracted during 2016.

(g)                                Significant operations contracted in the year

BNDES

In 2016, the Company drew down R$ 143,426 from BNDES  with maturities between 2016 and 2023, accruing interest between TJLP plus 1.86% p.a. to 3.42% p.a., UMBNDES plus 2.42% p.a. to 2.48% p.a., Selic plus 2.44% p.a. to 2.72% p.a. and fixed interest rate of 7.00% p.a. The proceeds were used in industrial, forestry and IT projects.

In May 2016, the Company through its subsidiary Fibria-MS signed a contract of credit limit of R$ 2,347,524, which will be used to finance the Horizonte 2 Project. Until December 2016, R$ 835,611 was released, maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs of the Project.

Agribusiness Credit Receivable Certificates - CRA

In 2016, the Company concluded four public distributions of Agribusiness Credit Receivable Certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company.

In the first distribution, the total amount released was R$ 1,350 million, in two tranches, being the first tranche in the amount of R$ 880 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second tranche in the amount of R$ 470 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on June 23, 2016.

In the second distribution, the total amount released was R$ 374 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on August 15, 2016.

In the third distribution, the total amount released was R$ 326 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI. The funds were received by the Company on August 31, 2016.

In the fourth distribution the total amount of R$ 1,250 million was released in two tranches, being the first tranche in the amount of R$ 756 million, with maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 99% of CDI and the second tranche in the amount of R$ 494 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 6.1346% p.a. The funds were received by the Company on December 29, 2016.

The events of default of the contracts are reflected in the item (h) below.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a loan agreement for the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project). The total amount

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

raised was U.S. Dollar equivalent to € 383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In 2016, the amount of US$354 million (equivalents then R$ 1,188,140) was released in three tranches of US$ 194 million, US$ 136 million and US$ 24 million, maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. for the first tranche and semi-annual LIBOR plus 1.08% p.a. for the second and third tranches. In December 2016, we canceled voluntarily U.S. Dollar equivalent to € 4,561 thousand and the remaining balance not released of U.S. Dollar equivalent to € 62,469 thousand, will be released according to the payments for the suppliers of the project. The events of default of the contract are reflected in the item (h) below.

Middle West Development Fund (FDCO)

In September 2016, the Company, through its subsidiary Fibria-MS, raised R$ 423,621 from the total of R$ 831,478 contracted with Banco do Brasil, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance might be released until the end of 2017.

Forestry loan - BNB

In December 2016, the Company entered into a forestry loan with Banco do Nordeste, in the total amount of R$150,427, with an interest rate of 12.95% p.a., payments of principal and interest on the maturity date in December 2023. In December 2016, the amount of R$ 109,178 was raised and the remaining balance might be released until the end of 2018.

(h)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5x and the Company shall keep the minimum of 1.00 of coverage the outstanding amounts.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2016.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•    Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•    Extinction or termination the contract for any reason or person;

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

•    Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

(i)                                   Loans and financing guarantees

At December 31, 2016, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí, Aracruz and Três Lagoas units, with a net book value of R$ 9,881,389 (December 31, 2015 - R$ 3,633,149, from the Jacareí and Aracruz units), considered sufficient to cover the corresponding loans and financing amounts.

(j)                                   Unused credit lines

Credit lines	Entities	Amount		Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$	300 million	2018	100 % of CDI plus 2.1% p.a.	0.35% p.a.
Revolving credit facility	Fibria Celulose S.A.	R$	250 million	2018	100% of CDI plus 2.1% p.a.	0.33% p.a.
Revolving credit facility	Fibria International Trade GMBH.	US$	280 million	2018	1.55% p.a. to 1.70% p.a. plus LIBOR 3M	35% of the agreed spread
Stand by facility	Fibria Celulose S.A.	R$	300 million	2018	Semi-annual of CDI plus 1.50% p.a.	0.50% p.a.

The Company has not used these credits facilities. The value related to the commissions is recorded as a current liability under “Other payable”.

The total amount paid related to unused credit lines at December 31, 2016 was R$ 8,334 (R$ 8,448 as at December 31, 2015).

24                                 Trade payables

	2016	2015

Local currency
Related parties	5,416	5,738
Third parties	844,914	585,975
Foreign currency
Third parties (i)	1,016,501	76,304

	1,866,831	668,017

(i)        As mentioned in Note 1 (a), we have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at December 31, 2016, the amount of R$ 740,196 (zero as at December 31, 2015) refers to pulp purchases of the contract abovementioned.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

25                                 Contingencies

	2016			2015
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	107,300	112,616	5,316	96,997	106,571	9,574
Labor	67,343	230,155	162,812	64,429	201,561	137,132
Civil	21,222	42,986	21,764	18,918	37,537	18,619

	195,865	385,757	189,892	180,344	345,669	165,325

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2016, these claims amount to: tax R$ 6,826,837 (item (b) below) (R$ 6,830,705 as at December 31, 2015) and civil R$ 1,957,936 (item (d) below) (R$ 1,540,725 as at December 31, 2015).

The change in the provision for legal proceeds is as follows:

	2016	2015

At the beginning of the year	345,669	302,144
Settlement	(19,027)	(16,334)
Reversal	(14,645)	(38,196)
New litigation	22,263	37,089
Accrual of financial charges	51,497	60,966

At the end of the year	385,757	345,669

(a)                                Probable tax contingencies

The tax claims representing probable losses refer to discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	133,941
IRPJ/CSL - partial approval (ii)	218,099
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iii)	2,038,914
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (iv)	356,677
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (v)	621,420
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (vi)	59,322
Other tax liabilities (vii)	3,398,464

Total possible tax contingencies	6,826,837

(i)            Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (Receita Federal do Brasil) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company’s Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods.

Currently, the claim is under discussion in the judicial level, where it is pending of judgment regarding the appeal presented by the Company.

(ii)         Income tax/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$ 83 million, which generated a difference of R$ 51 million. The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

(iii)      Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new resources and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary and the presentation of challenge is pending by the Union. The Company presented judicial guarantee, which was accepted and maintains its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

(iv)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(v)        Tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period and are awaiting the judgement.

(vi)     Tax assessment - IRPJ/CSLL - FTI and FIT 2011

In November 2015, the Company received a tax assessment with respect to its share of 2011 earnings in Fibria Trading International and Fibria International Trade GmbH, which had been recognized under the equity method.

However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS. At the moment we are awaiting the judgement of the appeal presented by us in the first administrative instance.

(vii)  Others tax liabilities with probability of loss classified as possible

Fibria has over 665 legal cases for individual amounts of less than R$ 100 million. The total estimated possible loss for theses legal cases is R$ 3,398,464. The average estimated for each case is R$ 5,110.

(c)                                 Comments on labor proceedings

The Company is a party to approximately 6,226 labor lawsuits, with a total exposure of R$ 1,201,138, filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Comments on civil proceedings

The Company has approximately 1,307 civil lawsuits, with a total exposure of R$ 2,356,804, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

In June 2012, a Public Civil Action was filed by the Federal Public Prosecutor to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,604,607 as at December 31, 2016, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceedings are in stage of procedural instruction.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2016 of R$ 145,956 (R$ 144,954 in December 31, 2015) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts. The deposits also include R$ 37,464 of the credit balance of REFIS (Note 26).

26                                 Tax Amnesty and Refinancing Program (“REFIS”)

Law 11,941/09

In November 2009, the Company elected to join a REFIS program and in 2011 agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding liabilities (after the reductions established by the program) and hence the remaining balance was in favor of the Company. At December 31, 2016 the balance is R$ 37,464, and it is presented within non-current assets under “Judicial deposits”.

27                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligations. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in the Statement of profit or loss.

In 2016, we recognized financial expenses in the amount of R$ 541 adjusting the provision for asset retirement (R$552 in 2015).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The balance of the provision for asset retirement obligations as of December 31, 2016 amounted to R$ 11,136 and it is included in non-current “Other payables” (R$ 10,630 as of December 31, 2015).

28                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers effective for an average period of six years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2016. The contractual obligations assumed at December 31, 2016 correspond to R$ 1,387,613 per year (R$ 260,354 at December 31, 2015).

29                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2016 and 2015, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2016	2015

Net income attributable to the shareholders of the Company	1,654,848	342,185
(-) Legal reserve (5%)	(82,743)	(17,110)

Calculation basis	1,572,105	325,075

Minimum mandatory dividends (25%)	393,026	81,269

The Annual and Extraordinary General Meeting held on April 27, 2016, approved the distribution as dividends 92.29% of the adjusted net income of 2015, in the amount of R$ 300,000, where R$ 81,269 was distributed as mandatory dividends and R$ 218,731 as additional dividends. The payment of the dividends approved was made on May 6, 2016.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year and cannot exceed 20% of the capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

As at December 31, 2016, the Company holds in treasury 344,042 (344,042 as at December 31, 2015) common shares with a unit value of R$ 30.16 per share, which corresponds to R$ 10,378.

(e)                                 Other reserves

The amount of R$ 1,599,640 as at December 31, 2016 (R$ 1,639,901 as at December 31, 2015) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(f)                                  Share-based payments

Share options are granted to Company’s CEO, statutory and non-statutory Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the beneficiaries completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 31(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2016	2015
01/01/2014	12/31/2016	23.75	2,233	7,607
01/01/2015	12/31/2017	24.45	2,012	5,179
01/01/2016	12/31/2018	52.69	1,114

			5,359	12,786

30                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2016 was R$ 79,167 (December 31, 2015 - R$ 95,954 and December 31, 2014 - R$ 69,573).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2016 amounted to R$ 11,657 (R$ 9,682 as of December 31, 2015 and R$ 9,288 as of December 31, 2014).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2016 was R$ 6,678 (R$ 6,940 as of December 31, 2015 and R$ 7,567 as of December 31, 2014).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2016	2015

Discount rate - %	5.65	7.3
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.5	5.7
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.2%
Trend rate of medical costs - %	0.50%	Increase of 6.4%	Decrease of 5.8%
Mortality	1 year	Increase of 4.5%	Decrease of 4.4%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The actuarial obligation, recorded under “Other payables”, is as follows:

	2016	2015

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	89,944	91,434
Cost of current service from:
Interest on actuarial obligations	11,806	10,339
Benefits paid	(5,270)	(4,656)
Actuarial (gain) losses in the “Other comprehensive income”	39,718	(8,430)
Others	142	1,257

Present value of actuarial obligations at end of the year	136,340	89,944

(d)                                Employee benefits expenses

	2016	2015	2014

Payroll, profit sharing and related charges	668,932	654,984	589,472
FGTS and other rescission indemnifications	41,449	38,428	35,886
INSS	24,181	17,078	14,985
Others	43,956	32,703	29,105

	778,518	743,193	669,448

31                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

The program is based on the PSO concept, which consists of an award in cash based on the appreciation of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the statutory and non-statutory Officers are eligible for the plan.

At the time of each award, the participants under the plan will receive a quantity of PSO, to be defined based on a target reward and on the expectation of an increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, had a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

During 2016, the Programs below awarded were exercised by the Company’s CEO and the statutory and non-statutory Officers, with the settlement made by the Company in cash.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/2010	12/31/2016	17,889	27.55
2009	08/26/2010	12/26/2010	12/31/2016	17,889	27.55
2009	08/26/2010	10/27/2011	12/31/2016	17,889	27.55
2010	08/26/2010	08/28/2013	12/31/2017	37,997	27.55
2011	01/02/2012	01/02/2014	12/31/2018	44,471	28.31
2013	01/02/2013	01/02/2016	12/31/2020	241,031	20.37

The change in the number of PSO and their corresponding weighted average prices for the period are presented below:

	2016		2015
	Number of PSO	Weighted average price for exercise of options - Reais	Number of PSO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	377,166	23.05	679,075	19.45
Payments	(377,166)	24.66	(301,909)	15.18

Outstanding at the end of the year			377,166	23.05

Exercisable options at the end of the year			376,726	23.05

(ii)                               Stock Options

The Program consists of a plan to grant Options to purchase shares. The Company’s CEO, statutory and non-statutory Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The Stock Option plan can only be exercised after a vesting period of three years, as from the grant date established in the contracts, and the maximum period for the exercise of the option is six years since granted.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

					Fair value assumptions
Grant					Expectations
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	Free interest rate risk	Term maturity

2014	01/01/2014	349,091	23.75	10.59	––	36.27%	12.26% p.a.	3 years
2015	01/01/2015	338,749	24.45	13.90	––	33.03%	12.43% p.a.	3 years
2016	01/01/2016	204,292	52.69	26.52	––	31.69%	15.63% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016		2015
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	28.24	687,840	27.90	349,091
Granted	52.69	204,292	28.60	338,749

At the end of the year	30.64	892,132	28.24	687,840

In 2016, the reversal of compensation expense with the options to purchase shares was R$ 4,125 (R$ 11,554 of expense in 2015 and R$1,232 of expense in 2014), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision (or reversal) made against the “Capital reserve”.

32                                 Revenue

(a)                                Reconciliation

	2016	2015	2014

Gross amount	12,257,002	12,895,290	8,762,454
Sales taxes	(223,979)	(201,210)	(152,719)
Discounts and returns (*)	(2,418,206)	(2,613,413)	(1,526,132)

Net revenues	9,614,817	10,080,667	7,083,603

(*)    Related mainly to trade discounts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Information about markets

	2016	2015	2014

Revenue
Export market	8,620,295	9,168,894	6,412,432
Domestic market	905,175	818,680	590,773
Services	89,347	93,093	80,398

	9,614,817	10,080,667	7,083,603

(c)                                 Information by geographic areas

	2016	2015	2014

Europe	3,507,714	4,311,769	2,935,260
North America	2,071,941	2,467,956	1,706,428
Asia	3,040,543	2,389,476	1,768,974
Brazil and others	994,619	911,466	672,941

	9,614,817	10,080,667	7,083,603

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

33                                 Financial results

	2016	2015	2014

Financial expenses
Interest on loans and financing (i)	(608,661)	(470,139)	(475,780)
Loan commissions	(26,647)	(10,773)	(23,955)
Financial charges upon partial repurchase of Bond			(498,583)
Others	(116,402)	(88,881)	(42,279)

	(751,710)	(569,793)	(1,040,597)

Financial income
Financial investment earnings	199,104	131,641	91,299
Others (ii)	83,361	90,038	42,651

	282,465	221,679	133,950

Gains (losses) on derivative financial instruments
Gain	1,373,215	665,554	379,965
Losses	(672,288)	(1,495,682)	(386,201)

	700,927	(830,128)	(6,236)

Foreign exchange and losses
Loans and financing	1,716,123	(3,033,221)	(690,271)
Other assets and liabilities (iii)	(331,588)	526,198	(31,571)

	1,384,535	(2,507,023)	(721,842)

Net financial result	1,616,217	(3,685,265)	(1,634,725)

(i)        Does not include the amount of R$ 108,668 as at December 31, 2016 (R$ 9,147 as at December 31, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii)  Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

34                                 Expenses by nature

	2016	2015	2014

Cost of sales
Depreciation, depletion and amortization	(1,960,328)	(1,866,052)	(1,848,202)
Freight	(921,939)	(912,647)	(810,061)
Labor expenses	(580,120)	(497,910)	(460,741)
Variable costs (raw and consumable materials)	(3,645,959)	(2,601,600)	(2,426,533)

	(7,108,346)	(5,878,209)	(5,545,537)

Selling expenses
Labor expenses	(33,142)	(29,152)	(25,372)
Selling expenses (i)	(411,878)	(373,336)	(313,741)
Operating leases	(2,095)	(1,879)	(2,165)
Depreciation and amortization charges	(9,742)	(9,977)	(8,481)
Other expenses	(24,449)	(22,909)	(15,455)

	(481,306)	(437,253)	(365,214)

General and administrative and directors’ compensation expenses
Labor expenses	(104,451)	(99,321)	(93,217)
Third-party services (consulting, legal and others)	(106,963)	(105,652)	(107,470)
Depreciation and amortization charges	(13,373)	(16,209)	(17,311)
Donations and sponsorship	(8,599)	(7,359)	(7,978)
Taxes and contributions	(6,119)	(5,687)	(6,608)
Operating leases and insurance	(11,339)	(9,197)	(9,245)
Other expenses	(24,953)	(22,196)	(23,248)

	(275,797)	(265,621)	(265,077)

Other operating income, net
Program of variable compensation to employees	(60,806)	(119,448)	(90,118)
Capital gain on land and buildings sold - Asset Light Project (Note 1(d)) Tax credits	10,346	7,383	852,291
Increment of the provision for impairment of the ICMS credits		(165,085)
Gain (loss) on disposal of property, plant and equipment	(31,342)	135,347	(68,297)
Change in fair value of biological assets (Note 18)	(212,248)	184,583	51,755
Provision (reversal) for contingencies	(23,174)	(13,716)	14,230
Others	(3,943)	(4,717)	(10,399)

	(321,167)	24,347	749,462

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

35                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 8,800,000. For the Horizonte 2 Project, during the construction and commissioning phase, the Company has an insurance for engineering risk, which will be converted for operational risk after the conclusion of the Project. The maximum coverage of this insurance is R$ 5,500,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 81.5 million on December 31, 2016.

Fibria’s management considers these amounts sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through August 31, 2017, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered adequate by management.

36                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	2016	2015	2014

Numerator
Net income attributable to the shareholders of the Company	1,654,848	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,112	553,591,822

Basic earnings per share (in Reais)	2.99	0.62	0.28

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2016, 2015 and 2014, excluding the 344,042 treasury shares of shares in the year ended December 31, 2016 (344,042 as at December 31, 2015 and 342,824 as at December 31, 2014). During the years 2016 and 2015 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015	2014

Numerator
Net income attributable to the shareholders of the Company	1,654,848	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,112	553,591,822
Dilution effect
Stock options	892,132	687,840	349,091
Number of common shares outstanding adjusted according to dilution effect	554,482,736	554,278,952	553,940,913

Diluted earnings per share (in Reais)	2.98	0.62	0.28

37                                 Non-current assets held for sale

	2016	2015

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

	598,257	598,257

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

The Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

38                                 Impairment testing

As of December 31, 2016, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As described in item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2016, the Company performed an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2016.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

The main assumptions used in determining value in use at December 31, 2016, are as follows:

Assumptions

Net average pulp price - U.S. Dollar/ton (*)	595
Average exchange rate in the period - R$/U.S. Dollar	4.07
Discount rate - WACC (nominal and real) - %	9.43 and 7.18

(*)    The net average pulp price was obtained from external sources in the sector and it is consistent with the Company’s strategic budget.

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic budget.

Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the CGUs to be different.

The recoverable value of the CGU as per the impairment test exceeds its book value (headroom) by R$ 3.96 billion (R$ 8.2 billion in 2015).

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2016, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

39                                 Subsequent events

Green Bond issuance

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000).

The funds raised with the Green Bond Fibria 2027 were received on January 17, 2017, and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals.

This transaction is fully guaranteed by the Company.

*          *          *

2016 MANAGEMENT REPORT

MESSAGE FROM THE MANAGEMENT

In 2016, Fibria consolidated its leadership position in the global pulp market. At an extremely challenging time for investment in Brazil, we moved forward with the expansion of our unit in Três Lagoas (MS). The Horizonte 2 Project, as it is known, remains on schedule and below budget, having reached 77% of physical completion and 57% of financial execution at the end of December. During the year, we formalized the contracting of all the project’s funding and began drawing down on them. We have a very competitive cost of capital because the market recognizes that we are a sound company, which has adopted a prudent and austere management style since its inception, based on capital discipline, high corporate governance standards, transparency and a focus on sustainability.

Committed to the continuous improvement of our governance practices, we have reviewed all our Corporate Policies, in addition to the Internal Regulations of the Board of Directors, advisory committees and the Executive Board. Among these changes, it is worth noting that, as of 2016, the Company’s executives participate in the Advisory Committees only as guests, without voting rights, except in the case of the Innovation Committee. Also, in order to strengthen the governance and risk management structure, we have created the Governance, Risk and Compliance Executive Area, which reports directly to the Chairman of the Board of Directors and the Statutory Auditory Committee on technical matters, and to the CEO on administrative matters.

Throughout 2016, Fibria expanded its innovation efforts, improving the use of its forestry base to create new products. We continue making progress in Research and Development, Intellectual Property Management, Competitive Intelligence and Technology Prospecting. In addition, the acquisition of a stake in CelluForce, an innovative biomaterials company and the world leader in the development and production of cellulose nanocrystals (CNC), has brought potential opportunities for Fibria in this market segment.

From the industrial operation point of view, the Company continued to pursue efficiency gains through the implementation of projects, process improvements and innovation. All this was done while we were still mastering the longer production periods, resulting from the change in the regulatory standard, which extended the maximum period between recovery boiler inspections from 12 to 15 months. It is worth noting the increase in our forestry base, which reached 1.06 million hectares thanks to base formation in order to supply the new production line in Mato Grosso do Sul. In 2016, the global pulp market was characterized by growing demand and delay in the start-up of new production capacity expected for the year.

Annual net revenue totaled R$9.62 billion, 5% less than in the previous year, due to the lower average net dollar price, partially offset by a higher sales volume. As a result of the more adverse pulp price scenario and the higher cash cost of goods sold (COGS), EBITDA totaled R$3.7 billion (margin of 43%, excluding the volumes from the Klabin agreement), 30% down on 2015. We closed the year with net income of R$1.66 billion and free cash flow of R$1.89 billion. As the Company recorded a positive net result, the management has proposed the distribution of R$393 million as a mandatory minimum dividend, which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

Fibria closed the year with net debt of US$3.5 billion, as a result of long-term and low-cost funding raised for the Horizonte 2 Project, in addition to the issuing of agribusiness receivables certificates (CRAs) to further reinforce its already sound cash position. Although 2016 was marked by market uncertainty and a more robust investment cycle, Fibria retained its Investment Grade status, assigned by Standard & Poor’s (with a negative outlook) and Fitch (with a stable outlook), attesting to the quality of its credit risk management.

On the social and environmental front, Fibria has maintained its strategy of generating shared wealth from the forest plantations. Our business involves carbon sequestration and the emission of oxygen. Our forests protect and regulate the rainfall cycle, bringing balance to the environment and promoting biodiversity and food production. Fibria therefore offers so many benefits that far outweigh the negative aspects associated with the pulp industry as a whole. Raw materials — mineral, plant or fossil — will always be necessary for the development of products, but plant raw materials are the only ones that have proven to be sustainable over time. Hence, the forest-based industry is part of the solution for the adversities caused by climate change. Rather than minimizing impacts on the surrounding communities, Fibria wants to avoid them altogether, which is why it develops and implements strategies, working together with the communities, for income generation and local development. In 2016, more than 1,000 new families benefited from the Company’s social projects, which currently cover over 7,000 families, enjoying a proven increase in income.

An exceptionally positive year for the Company was further underlined by various awards and other recognition. Fibria was once again included in the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), important sustainability indices of the New York Stock Exchange (NYSE), as well as in the portfolios of other important indices, such as BM&FBovespa’s Corporate

Sustainability Index (ISE). We were also highlighted in the “Change the World” list of U.S. Fortune magazine and recognized as the Best Company in the Pulp and Paper Sector by the Época Negócios 360°, Valor 1000 and Melhores da IstoÉ Dinheiro yearbooks. Fibria was also voted company of the year, receiving the title “Champion of the Champions” in the As Melhores do Agronegócio (Best of Agribusiness) yearbook, by the Globo Rural magazine.

Finally, we would like to thank all those, particularly our employees, clients, shareholders and other investors, partners and suppliers, who have contributed to our excellent results until now, each and every one of whom has played a fundamental role in the history of Fibria’s success.

Marcelo Strufaldi Castelli	José Luciano Penido
CEO	Chairman of the Board of Directors

MARKET OVERVIEW

The balance between hardwood pulp supply and demand once again exceeded agents’ expectations in 2016. The market was characterized by strong growth in demand for eucalyptus pulp, which increased by 6.8% compared to 2015, according to the PPPC’s W20 report, and by delays in the start-up of the new capacity scheduled for the year.

PERFORMANCE ANALYSIS

In 2016, pulp production totaled 5.0 million tons, 3% lower than in 2015, due to the retrofit of recovery boiler B at the Aracruz unit (ES) and the slower stabilization curve following the maintenance stoppage, in line with the adaptation of the cycle to 15 months, whose learning curve was completed in 2016.

Pulp sales volume came to 5.5 million tons, 8% more than in 2015. The volume increase was mainly due to the agreement with Klabin, under which we sold 478,000 tons in 2016.

The breakdown of sales by final use was as follows: the Tissue segment accounted for 48% of the 2016 total, followed by Printing and Writing, with 34%, and Specialties, with 18%.  Europe continued to head the revenue rankings, generating 36% of the total, followed by Asia, with 32%, North America, with 22%, and Brazil, with 10%.

Net operating revenue totaled R$9.6 billion, 5% lower than in 2015, due to the 15% decline in the average net dollar price, partially offset by the 8% increase in sales volume, including the volume from the agreement with Klabin, and the 5% appreciation of the average exchange rate between 2015 and 2016.

The cost of goods sold (COGS) totaled R$7.1 billion, 21% up on 2015, due to higher sales volume, including Klabin’s pulp volume. It is worth noting that, despite the increase in COGS, the operation with Klabin has no impact on the Company’s EBITDA.

Selling expenses came to R$481 million, 10% higher than in the previous year, chiefly due to the upturn in sales volume and the 5% average appreciation of the dollar against the real.

Administrative expenses stood at R$276 million, 4% more than in 2015, mainly as a result of increased spending on salaries and related charges and the adjustment of outsourced service agreements.

In 2016, adjusted EBITDA totaled R$3.7 billion (margin of 43%, excluding Klabin’s volume), 30% lower than in 2015. In general terms, the scenario of declining dollar-denominated pulp prices throughout the year and the increase in cash COGS per ton were the main reasons for this reduction. It is worth noting that the operation with Klabin has no impact on EBITDA.

The net financial result was positive by R$1.6 billion, against a negative R$3.7 billion in 2015. This variation was mainly due to the impact of the exchange variation on dollar-denominated debt (the dollar depreciated by 17% against the real during the period), since a large part of the Company’s debt is pegged to the dollar, given its primary nature as an exporter, and the positive result of the mark-to-market of derivative financial instruments, partially offset by higher interest expenses on loans and financing.

Given all of the above, Fibria reported a 2016 net income of R$1.7 billion, a 366% improvement over 2015. Since the Company recorded this positive net result, the management proposed the distribution of a mandatory minimum dividend of R$393 million — which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

STRATEGY

Fibria continues to maintain a strategy based on three pillars: (i) continuous operational improvement; (ii) disciplined growth in the pulp market; and (iii) the pursuit of complementary opportunities in the value chain.

The continuous operational improvement pillar encompasses initiatives designed to improve operational performance, increase forest productivity and reduce the capital employed in the business.

Regarding the growth pillar, the Horizonte 2 Project is strictly on schedule and within budget, having reached 77% of physical completion and 57% of financial execution in December 2016.  During the year, we formalized the contracting of all the project’s funding lines and began drawing down on them. Completion of the expansion project will play an important role in helping Fibria’s Três Lagoas unit become one of the world’s largest pulp production sites. With an annual production capacity of 1.95 million tons of pulp and investments estimated at R$7.5 billion, the start-up of this industrial line is scheduled for the fourth quarter of 2017. This project will increase Fibria’s total pulp production capacity by 37%.

Under the new business pillar, Fibria is always seeking to identify complementary initiatives in the value chain, focusing on maximizing the creation of wealth from its forests, through activities such as bioproducts (bio-oil, lignin and nanocellulose), real estate and other options. One of the highlights of 2016 was investment in the Canadian company CelluForce, with the acquisition of an 8.3% stake in preferred shares, for CAD5.3 million. CelluForce is an innovative advanced biomaterials company and the world leader in the development and production of cellulose nanocrystals (CNC), a biodegradable and renewable technology that can be used in several applications. The strategic partnership agreement between the two companies gives Fibria access to a broad technology platform, with potential opportunities for progress in CNC production and industrial applications in South America in the coming years.

CAPITAL EXPENDITURE

Capex totaled R$2.0 billion in 2016, excluding the Horizonte 2 expansion project and pulp logistics, which was 5.0% less than the approved capital budget for the year. Including the Horizonte 2 Project and pulp logistics, capex totaled R$6.2 billion.

The Board of Directors has approved a capital budget of R$5.2 billion for 2017, R$3.0 billion of which will be allocated to the Horizonte 2 expansion project, which is to be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

LIABILITY MANAGEMENT

In 2016, Fibria undertook several funding operations, mostly to finance the Horizonte 2 Project. In May 2016, the Company entered into financing agreements with Fundo de Desenvolvimento do Centro-Oeste (FDCO) for the amount of R$831 million, the Export Credit Agency (Agência de Crédito à Exportação - ECA) Finnvera, for a dollar amount equivalent to €384 million, and with the BNDES for the amount of R$2.35 billion. As a result, all the financing lines for the Horizonte 2 Project have been formally contracted and are being disbursed as the expenses are incurred.

The Company carried out three issues of agribusiness receivables certificates (CRAs), totaling R$3.3 billion, at a total weighted average cost of 97.8% of the CDI rate. With these issues, Fibria has reinforced its strategy of seeking competitive funding sources through transactions that may result in more attractive terms.

Cash and cash equivalents closed December 31, 2016 at R$4.72 billion, including the mark-to-market of hedge instruments totaling a positive R$18 million. Excluding the impact on the cash position of the mark-to-market of the hedging, 72% of the cash was allocated to local currency denominated government and fixed-income securities and the rest to short-term investments abroad.

The Company has four unused revolving credit facilities, totaling R$1.76 billion, three of which in local currency totaling R$850 million and one in foreign currency totaling US$280 million. These funds, despite not being utilized, help improve the Company’s liquidity. When added to the current cash position of R$4.72 billion, these lines have resulted in an immediate liquidity position of R$6.48 billion. As a result, the cash to short-term debt ratio closed 2016 at 5.7x.

The Company ended the year with gross debt of R$16.15 billion, corresponding to US$4.96 billion, which represents a 52% year-on-year increase in dollars, due to funding operations for the Horizonte 2 Project. Net debt ended the year at R$11.44 billion, while the net debt/EBITDA ratio in dollars stood at 3.30x and the total average debt maturity was 51 months.

DIVIDENDS

The Company’s bylaws require the distribution of a minimum annual dividend of 25% of net income, adjusted for allocations to the capital reserves, as provided by Brazilian Corporate Law. As the Company recorded a net positive result of R$1.66 billion in 2016, the management has proposed the distribution of R$393 million as a mandatory minimum dividend, which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

Fibria’s dividend policy envisages the possibility of paying extraordinary dividends throughout the year, in accordance with its cash generating capacity, providing its Debt and Liquidity Policies and commitment to investment grade status are respected.

CAPITAL MARKET

Fibria’s shares, which are traded in the Novo Mercado listing segment of the BM&FBovespa under the ticker FIBR3, fell by 39% in 2016, closing the year at R$31.89. On the NYSE, the Company’s level III ADRs, traded under the ticker FBR, closed 2016 at US$9.61, 24% down. The average daily trading volume on the BM&FBovespa and the NYSE was 4.2 million in 2016, 36% up on 2015. The average daily financial volume was US$33.4 million, 20% lower than in the previous year.

Total shares (common shares)	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market cap on December 31, 2016	R$17.7 billion | US$5.4 billion

Fibria’s shares are included in the main Brazilian stock market indices (Ibovespa, IBRX-50, IBRX-100, IGC, ITAG, ICO2 and ISE), as well as in the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), important sustainability indices of the New York Stock Exchange.

Fibria has maintained close relations with its investors and the market in general through the promotion of important public meetings and events, such as the Investor Tour, held at the Aracruz unit (ES) in September, and Fibria Day, held at the NYSE (USA) in December.

CORPORATE GOVERNANCE

Born in 2009, Fibria completed its first seven-year cycle in 2016. The Company remains committed to the best corporate governance practices and has continuously improved transparency for its stakeholders. Among the initiatives carried out in 2016 to improve its governance, it is worth noting the reviewing of all the Company’s corporate policies and the Internal Regulations of the Board of Directors, the advisory committees and the

Executive Board. There were also improvements such as the recommendation of expertise geared to diversity of experience and knowledge in the composition of the Board of Directors.

Fibria’s Corporate Governance Policy now includes clauses related to current practices, such as the installation of the Ad Hoc Committee for matters regarding Related Parties and the Board of Directors’ Crisis Management Committee. All the revisions to corporate policies and internal regulations were approved by the Board of Directors and are available on the Company’s Investor Relations website.

In 2016, Fibria also improved and formalized the Board of Directors’ Skills Matrix. In addition, in order to strengthen the Company’s governance structure, the Board of Directors decided to give Executive Area status to the area responsible for Internal Auditing, Corporate Governance, Risk Management, Compliance and the Ombudsman. As a result, we created the Governance, Risk and Compliance Executive Area, which reports directly to the Chairman of the Board of Directors, providing technical information to the Statutory Auditory Committee whenever necessary, and works with the CEO on administrative matters.

SUSTAINABILITY

The essence of our business is to produce renewable forest-based products while respecting life. We are committed to operating in a sustainable manner, in line with the highest global standards. Fibria is the first link in an extensive value chain that begins in the forest and ends at the final consumers of various types of paper widely used in the education, hygiene and health areas, among others. Operating in global markets where there is growing demand for social and environmental responsibility throughout the production chain, Fibria interacts with its various stakeholders, including several rural communities adjacent to its operations. Focusing on innovation, operational excellence and communication with its stakeholders, Fibria seeks to mitigate its negative impacts and maximize its contribution to society, assuming its role as an agent for change. The Company is devoting its best efforts to adopting sustainable cultivation practices in its forest plantations and constantly pursues greater industrial and logistics ecoefficiency, with an unwavering willingness to share value with all its stakeholders. As a result of these commitments, the Company received important recognition in 2016, such as being included in the “Change the World” list of U.S. Fortune magazine and winning the Best Company in the Pulp and Paper Sector award in the Época Negócios 360°, Valor 1000 and Melhores da IstoÉ Dinheiro yearbooks. Fibria was selected, for the fifth time, to form part of the portfolio of the Dow Jones Sustainability World Index (DJSI World), of the New York Stock Exchange (NYSE). Fibria was the only company chosen from the Paper and Forest Products sector, among nine companies competing to be part of the global index. The Company was included in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) for the fourth time and was also the only company chosen among the seven that took part in the selection. At the BM&FBovespa, Fibria was once again included in the Corporate Sustainability Index (ISE).

The Company annually publishes the Fibria Report, in accordance with the guidelines (G4 version) of the Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC). The report is filed with the CVM through the IPE system, in the “Sustainability Report” category, and is also available on the Company’s website (www.fibria.com.br).

Fibria’s Position on Human Rights

Published in 2016 in accordance with the Human Rights Principles of the OCDE, the document highlights the Company’s commitment to respecting and supporting universally recognized basic human rights and establishing principles and guidelines to ensure the respect for and protection of these rights, as well as to ensure the implementation of remedial measures should they be breached as a result of its direct or indirect activities, and is applied throughout its production chain.

Materiality

In 2016, Fibria updated its Materiality Matrix, which identifies the most important issues for the Company and society as a whole, taking into account its strategy and the views of its stakeholders. The issues of business expansion, innovation and technology, economic management, supply chain management, human capital management, climate change and focus on the client, as well as the six topics dealt with below, make up the thirteen main items in the Company’s materiality matrix:

Sustainable forest management: Fibria preserves around 34% of its total area (364,000 hectares) through protection, restoration, management and integration with the forest crop base, and also seeks to minimize external pressures and degradation factors that may be affecting these areas. One of the Company’s long-term goals is to promote the environmental restoration of 40,000 hectares of its own areas between 2012 and 2025, and had restored 22,524 hectares by the end of 2016.  Biodiversity in Fibria’s forest areas is the subject of studies and monitoring that seek to understand, protect and expand the native fauna and flora species and populations. Fibria has certifications for its quality management, environmental, occupational health and safety and forest management systems. All units are certified by the Forest Stewardship Council (FSC®) and Cerflor/PEFC.

Community relations: In certain specific communities located in underprivileged regions in the north of Espírito Santo and the south of Bahia, there are social conflicts whose origins are often not associated with the Company and which the Company is frequently unable to resolve. Despite the complexity of the challenge, helping to settle these conflicts is one of Fibria’s priorities and the Company has been working either directly with the communities or by engaging with other parties that can also contribute to creating solutions, such as the various spheres of government, NGOS and other companies. In fact, there has been notable progress in the resolution of these conflicts in the last five years, with concrete results that have had a positive impact on the social license to operate.

Local and regional development: Rather than minimizing impacts on the surrounding communities, Fibria wants to avoid them altogether, which is why it develops and implements strategies, working together with the communities, for income generation and local development. The company has invested more than R$150 million in its social development programs since 2009. In 2016, more than 1,000 new families benefited from the Company’s social projects, which currently cover over 7,000 families, enjoying a proven increase in income.

Government relations: Fibria believes that, in a democratic society, everyone, including companies, has the right to participate in drawing up public policies and taking part in discussions concerning the regulatory frameworks. The Company therefore seeks to contribute by defending its point of view through direct contact with authorities and politicians and/or by actively participating in the various associations that represent the forestry and pulp and paper sectors, of which it is a member, in order to ensure a stable political and institutional environment and clear and well-designed regulations.

In this context, Fibria is guided by a structured model, with special emphasis on ethics and transparency, underpinned by the clear guidelines established in its Code of Conduct and Anti-Corruption Policy, approved by the Board of Directors.

Transparency and leadership in institutional issues: In the course of its business, the Company maintains relations with a wide range of stakeholders in various economic segments, Brazilian states and other countries. In order to ensure constructive relationships with these stakeholders, it invests in dialog and specific communication channels, such as the Ombudsman, which is open to all stakeholders, guarantees anonymity and receives reports of violations of the Code of Conduct, and Fale com a Fibria (Contact Us), which receives suggestions, requests for information and complaints from communities living in the vicinity of the Company’s units.

The Company also voluntarily participates in several forums, associations and working groups, including the Brazilian Business Council for Sustainable Development (CEBDS), SustainAbility’s Engaging Stakeholders program,

The Forests Dialogue (TFD), the UN’s Global Compact, the Pact for the Restoration of the Atlantic Forest and the Brazilian Climate, Forest and Agriculture Coalition.

Management of water resources: Fibria continuously monitors the micro-basins in its operational areas, in order to prevent or minimize any possible adverse effects of its forest management activities on the quantity and quality of the water, and the most recent results of this process indicate no such impacts on the water reserves in these regions. The withdrawing of water for the mills and forest management activities is authorized through licenses and registration, strictly in compliance with the local environmental legislation. Based on the use of the best available water management technologies and practices and the adoption of effective prevention and control procedures, the Company has achieved high levels of water reutilization. All the industrial units are in compliance with international water use and effluent quality standards.

TECHNOLOGICAL INNOVATION

Through continuous investment in research and technological innovation, Fibria seeks a better understanding of the interaction between fibers, industrial processes and products, thereby generating competitive advantages in the pulp market and contributing to the diversification of the Company’s businesses. The research and technological innovation undertaken by Fibria’s Technology Center are geared towards increasing forest productivity, improving the quality of our forests and developing new products in a sustainable manner. These efforts take place not only inside our laboratories, but also in association with universities, suppliers and research institutes around the world. Given the importance of innovation to the Company’s strategy, in 2016, it invested around R$72 million in this area, including operating expenses and capital expenditure.

Fibria’s classic Genetic Improvement Program, designed to achieve the long-term IMACel (air dried tons of pulp per hectare per year) goals established by the organization, made significant progress, confirmed by the average potential of the new clones/clonal compounds of 11.75 adt/ha/year, exceeding expectations for the period 2015-2019, with the additional advantage of lower vulnerability to biotic and abiotic stress resulting from climate change.

The biotechnology program also achieved significant results in 2016, led by the continual increase in our efficiency in the generation of new transgenic events. We have also continued with the research to assess the potential of other biotechnological tools, such as genome editing. The biosafety aspects and regulatory issues related to genetically modified eucalyptus (EucaGM) were the focus of a great deal of attention throughout 2016, with initiatives focused on both internal and external stakeholders.

In 2016, the forest management research area analyzed and recommended new fertilizers, including by-products of our plants, using the “Integrated Fertilization Recommendation System (SIRA)”, developed by Fibria. In recent years, the revision of fertilizer formulas and the optimization, via SIRA, of the amounts of fertilizer applied, have resulted in significant gains in logistics, costs and occupational safety. In addition, new information was generated on alternative crops, in order to assess the potential of these crops as a source of biomass for the diversification of Fibria’s businesses.

In the forest protection area, Fibria has become a forestry sector pioneer in the use of the Big Data/Predictive Analytics approach in order to better understand the physiological disorder of eucalyptus, leading to the implementation of an action plan covering everything from risk zone mapping to the planting of tolerant clones, substantially reducing the risks associated with the physiological disorder of eucalyptus. In 2016, the Technology Center produced and introduced seven million natural enemies in plantations, contributing to the integrated control of pests and diseases. We have developed methods to help classic genetic improvement, in the assessment of our clones’ resistance to diseases, with an emphasis on diseases caused by bacteria, in addition to a management package for areas with critical leafcutter ant infestations at the Três Lagoas unit,  which also contributed to retaining the FSC certification of all Fibria units.

With the recent water shortage resulting from extreme weather conditions, forest ecophysiology research is becoming increasingly important, encouraging Fibria to intensify its meteorological monitoring. In 2016, the Company increased its number of meteorological stations from 37 to 57.

In 2016, the Technology Center developed Fibria’s integrated forestry plan, in order to ensure the maintenance of water in its areas without compromising the supply of wood in the short, medium and long terms.

In 2016, the Company substantially improved its intellectual property management, competitive intelligence and technology prospecting. Fibria filed three new patent applications. In addition, 26 important new patents were granted and three new eucalyptus cultivars were protected.

We have also improved in the evaluation of less technologically mature processes, which have the potential to be included in the production line in the medium and long terms, with lower input consumption, enhanced energy efficiency and higher final product quality.

Fibria has made impressive progress in the research on lignin, after acquiring the Canadian company Lignol Innovations, renamed Fibria Innovations, which is based in Canada. In 2016, the value of our patent portfolio in this area increased and we moved forward with the development of higher value-added applications for all kinds of lignin. We also began engineering studies for the installation of our first operational-scale production unit.

In addition, we have made significant progress in the development of research and innovation related to the diversification of our bioproduct business. Worthy of note are the pilot nanofibrillated cellulose production unit, which is in the final stage of construction, and the partnership with the Canadian company CelluForce, the leader in the development of nanocrystalline cellulose. The studies for the implementation of the first bio-oil plant in Brazil, in partnership with Ensyn, are still in progress.

SUPPLIERS

Fibria has an extensive and diversified supplier base, ranging from small farmers to large national and multinational corporations. It currently has around 8,000 registered suppliers, whom it seeks to engage in best social and environmental practices, focusing on the responsible use of natural resources and respect for workers’ rights.

The Company constantly requires that all its suppliers comply with the prevailing labor and environmental policies and legislation and with Fibria’s health and safety criteria, whether it’s in the company approval and/or hiring processes or throughout the term of the contracts. Fibria has a Web Portal that optimizes communications with potential suppliers that are in the process of approval and the performance assessment of strategic suppliers, as well as in the monitoring of their accessory obligations.

Local development in the regions where it operates is another important aspect taken into account by the Company, which prioritizes, whenever possible, the acquisition of products and/or services from local suppliers. Also, in order to help these suppliers improve their business, it sponsors and actively participates in development programs to certify such suppliers in regard to environmental, financial management, tax, labor, quality and occupational health and safety issues. These initiatives include the Integrated Supplier Development and Accreditation Program (PRODFOR) in Espírito Santo state, which was implemented by Fibria in 1998 and is now a national benchmark, having developed more than 650 suppliers, and the Supplier Accreditation Program (PQF Avançado) in Mato Grosso do Sul state, set up by Fibria in 2010, which is led by the Company and has more than 100 accredited suppliers. Whenever possible, the Company also participates as an anchor in the rounds of negotiations organized by official supplier promotion and development bodies within its operational areas. These meetings are designed to bring together small suppliers and major supply chain drivers.

As part of the Company’s expansion strategy, involving the Horizonte 2 Project, Fibria participated in the Production Chain Densification Program of the Mato Grosso do Sul state government. The Company held two seminars to open its service and product contract lines, which were also attended by major suppliers engaged for the Project, who subcontract products and services in the region, which then become part of the supply chain. The two events were attended by more than 100 suppliers, in the Business Round format, with the support of the local SEBRAE.

In 2016, Fibria established its Supply Chain Sustainability Strategy, with a current diagnosis and the definition and prioritization of strategic action to increase the influence of the Company’s social, economic and environmental initiatives on its supply chain. These initiatives, such as training, on-site audits, supplier manual and recognition, will be implemented in 2017 and are included in the remuneration of the Company’s executives.

Also in 2016, the On-site Audit Project was consolidated through audits at suppliers’ facilities, taking into account fiscal, financial, health/safety, environmental, sustainability, labor and governance factors. This process gives us better insight into the supplier’s situation, mitigates possible risks and develops suppliers based on the identification of opportunities and suggestion of improvements in sub-par processes.

PERSONNEL

For Fibria, having engaged employees means having people motivated to strive for excellent results. In order to assess whether this goal is being met, since 2014, Fibria has adopted a new climate survey, using Gallup’s Q12 employee engagement methodology.

The latest measurement, conducted in 2016, showed a ratio of 6.1 engaged employees for each disengaged worker, a significant improvement over the 2014 ratio of 3.3 to 1, reflecting the Company’s excellence in personnel management. The climate survey is conducted every two years and had a record respondent participation of 94%, against 91% in the 2014 survey, indicating the workers’ improved trust in the Company. The favorability rating, which stood at 79% in 2016, was 7 percentage points up on the previous result (72%), another important improvement.

As of January 2017, Fibria began the process of disclosure and breakdown of the results within the Company, allied to the continuous climate management efforts, in which management and teams develop and monitor plans focused on initiatives that affect the Company’s results and performance.

In the Horizonte 2 Project, we began implementing the strategy of hiring and training the workers needed for the expansion of the unit in the Três Lagoas region (MS). The project involves building the technical capacity of members of the local community, in partnership with SENAI, through the training and development of operators, mechanics and technicians to support the capacity increase in that unit’s industrial and forestry operations. The results obtained until now have been very positive, with more than 3,000 applicants for the 646 vacancies in the forestry operations. On the industrial operations front, 98 people were trained and 65% of them were hired.

Fibria is strongly committed to the health and safety of its employees and outsourced workers in all its operations. Its Occupational Health and Safety system comprises tools and practices selected on the basis of a global benchmark study conducted by the Company in order to help prevent accidents, incidents and occupational diseases. These practices have ensured compliance with the requirements of OHSAS 18001 and the sustainable forest management certifications of CERFLOR and the FSC (Forest Stewardship Council). The Company’s progress over the last seven years has led to a reduction in the accident rate, resulting in lost days declining from 2.33 to 0.70 accidents per million man-hours worked, covering Company employees and outsourced workers (69.9% decline). The rate of reportable accidents (OSHA_USA) fell from 8.26 to 4.06 (50.7% reduction).

Unfortunately, despite all our efforts and progress, because we have a total workforce of around 18,000 (including employees and outsourced workers), there are occasionally fatal accidents. In 2016, there were two cases, one involving an industrial maintenance employee at the Jacareí unit (SP) and another resulting from a road accident involving a driver in the wood logistics area, in Minas Gerais state.

Fibria is devoting its best efforts to continuously improve its practices and relentlessly pursues the goal of eliminating fatal accidents. All health and safety indicators are published every year in our Fibria Report.

RELATIONS WITH THE INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381/2003, we hereby declare that, in the fiscal year ended December 31, 2016, we did not engage our independent auditors to carry out any work other than that related to the external audit.

The Company’s policy for engaging services, unrelated to the external audit, from our independent auditors is based on internationally accepted principles that preserve their independence, namely that the auditors: (a) shall not audit their own work; (b) shall not perform management activities for their client; and (c) shall not promote their client’s interests.

The Company’s financial statements for December 31, 2016 were audited by BDO RCS Auditores Independentes SS.

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Management of  Fibria Celulose S.A. (“Fibria” or “Company”) hereby presents the Capital Expenditure budget proposal.

The proposal of the allocation of the result of 2016, included in the Fibria’s Financial Statements, in order to meet its investment plan, states that, after the adjustments established in the articles 193 and 202 of Law 6.404/76, will be retained the amount of R$ 1,179,079 thousand, allocated to the Reserve for Investments, which will be added to the current balance of this reserve, in the amount of R$ 830,945 thousand.

The capital expenditure budget plan for 2017, dully approved in the Board of Directors’ Meeting, held on December 15, 2016, totals the amount of R$ 5,213 million, as per detailed below:

R$ Million
Maintenance	415
Modernization	79
Research & Development	4
Information Technology	10
Forestry — Renewal	1,595
Safety/Environment	42
Pulp Logistic	57
Horizonte 2 Project	3,011

Total Capital Expenditure	5,213

The investments will be executed primarily with incomes retained in the Profit Reserve for Investments in the amount of R$ 2,010 thousand. The difference, in the amount of R$ 3,203 million, for the realization of the total proposed investments by the Management, will be executed with use of Company’s own funds (obtained through its operational activities along the fiscal year) and third parties.

Sources and Uses Summary Table:

R$ million
Sources

Income retained for investments
Total balance of the reserve for investments	831
Retained income in 2016	1,179

Own funds (obtained through its operational activities along the fiscal year)/third parties	3,203

TOTAL	5,213

Uses

Investments	5,213

As per the capital expenditure budget proposal presented above, please do not hesitate to contact the Management to obtain any further clarification needed.

São Paulo, January 27, 2017.

THE MANAGEMENT

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 27, 2016 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2016, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2017. Based on the analysis carried out and considering the opinion of the independent auditors, BDO RCS Auditores Independentes SS, dated January 27, 2017, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2016.

São Paulo, January 27, 2017.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião Member of the Fiscal Council

Raphael Manhães Martins Member of the Fiscal Council

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Annual Report of the Statutory Audit Committee

The members of the Statutory Audit Committee of Fibria Celulose S.A., acting within their legal duties and responsibilities, pursuant to the Internal Rules of the Committee, have analyzed the financial statements, together with the independent auditors’ report and the management annual report of the 2016 fiscal year (“Financial Statements of 2016 fiscal year”). Considering the information provided by the Company’s management and by BDO RCS Auditores Independentes SS, as well as the proposal for the allocation of the results of 2016 fiscal year, considering that such proposal fairly reflects in all relevant aspects the Company’s and its subsidiaries’ equity and financial positions, and recommend, unanimously, the approval of the documents by the Company’s Board of Directors and its forwarding to the General Shareholders’ Meeting, in accordance with the Corporate Law (Law No. 6,404/76).

São Paulo, January 27, 2017

Maria Paula Soares Aranha

Coordinator of the Statutory Audit Committee

José Écio Pereira da Costa Junior Member	Júlio Sérgio de Souza Cardozo Member and Financial Expert

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO